As confidentially submitted to the U.S. Securities and Exchange Commission on June 23, 2020.

This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No.  333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTELLIGENT LIVING APPLICATION GROUP INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2540	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Street, Kwai Chung

New Territories, Hong Kong

Tel: + (852) 2481 7938

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey Li Thomas Scott Foster Garvey P.C. Flour Mill Building 1000 Potomac Street NW, Suite 200 Washington, D.C. 20007-3501 (202) 965-1735	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 Tel: (703) 919-7285

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (1)
Ordinary shares, par value $0.0001 per share(2)	[__]	$	[__]	$	[__]	$	[__]
Underwriter’s warrants (2)(3)	[__]		[__]		[__]		[__]
Ordinary shares underlying Underwriter’s warrants (2)(3)(4)	[__]		[__]		[__]		[__]
Total	[__]			$	[__]	$	[__]

(1)	The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the underwriter’s warrants (“Underwriter Warrants”) are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.
(4)	We have agreed to issue, on the closing date of this offering, warrants to our underwriter, exercisable at a rate of one warrant per share to purchase 10% of the aggregate number of ordinary shares sold by the Registrant. The underwriter’s warrants are exercisable for a period of 5 years after the date of this offering and have an exercise price that is equal to 120% of the price of the ordinary shares offered hereby. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter Warrants is $[ ] (which is equal to 120% of $[ ]). Includes ordinary shares that are issuable upon the exercise of the over-allotment option of the underwriter.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)                                Dated [__], 2020

[__] Ordinary Shares

INTELLIGENT LIVING APPLICATION GROUP INC.

This is the initial public offering of our ordinary shares (the “ordinary shares”). We are offering [__] ordinary shares, par value $0.0001 per share, on a firm commitment basis.  We expect the initial public offering price of the ordinary shares to be between [$__] and [$__] per share.  Currently, no public market exists for our ordinary shares.  We will apply to have our ordinary shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ILAG.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Public offering price	$		$
Underwriting discount	$		$
Proceeds to us, before expenses	$		$

(1)	The underwriter will receive compensation in addition to such discount and commissions as set forth under “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[ ] based on an offering price of $[ ] per share, and the total proceeds to us, before expenses, will be $[ ]. If we complete this offering, net proceeds will be delivered to our company on the closing date.

The underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about ●, 2020.

The date of this prospectus is [●], 2020

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 14. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we”, “us”, “our”, “Company” “Registrant” or similar terms used in this prospectus refer to Intelligent Living Application Group Inc., a company incorporated under the laws of the Cayman Islands (“Intelligent Living”), including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business through Intelligent Living Application Group Limited, a company incorporated under the laws of the British Virgin Islands (“ILAG BVI”) and its subsidiaries Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”), Kambo Locksets Limited (“Kambo Locksets”), Kambo Hardware Limited (“Kambo Hardware”), Bamberg (HK) Limited (“Bamberg”), and Hing Fat Industrial Limited (“Hing Fat”) our operating entities in China and Hong Kong.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$”, “USD” or “U.S. Dollars” refers to the legal currency of the United States.

Our Mission

Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems.

Our Business

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers in the United States (US) and Canada and have continued to diversify and refine our product offerings over the past 30 years to meet our customers’ needs. We believe we are one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, we have obtained the ISO9001quality assurance certificate.

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors - has resulted in sustainable growth in our business and raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

Currently, approximately 98% of our revenues are from products sold to the US market, and the remaining products are sold to Canada, Australia and China markets. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

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Our current products are mechanical locks. The following images are some of our products, more product information will be illustrated in “Our Products of OUR BUSINESS”:

Our Strengths

We have more than three decades of experience in mechanical lockset manufacturing. This gave us the ability to design our own automated production lines to meet our customers’ needs effectively and efficiently. We are few of manufacturers who is able to finish complicated stamping and casting with few machineries by optimizing production progresses. Up to date of this prospectus, we are offering 108 basic designs of various locksets in our product catalogue (see “Our Products” for sample images) and we also have many other designs stored in the library of our engineering department, all of which enable us to provide our customers with products of many varieties with different functions, outlooks and colors. We have accumulated extensive design and production know-hows of our lock core in the past thirty years. Our experience and expertise in the design of mechanical locksets helps us expand our product lines and quickly respond to the changes of market trends and demands of our customers.

To comply with stringent requirements of U.S. standards, we have obtained ISO9000 certificate, and we are reviewed and audited by U.S. customers from time to time for compliance of social responsibility about labor welfare and safety, environmental protection and other requirements from such customers. To serve our customers better, we have equipped with professional keying machineries which is a very niche service being provided by lockset manufacturers in China and Asia Pacific region. In Asia, we only have a few peer competitors in China and South-east Asia due to high capital expense requirement for the manufacturing facility and professional know-hows of the products and industry.

We have launched internal research in smart locks functions, communication protocols, available designs and suppliers of electronic parts in the market as a part of our R & D process of smart lock products. Our in-depth knowledge in lockset mechanics makes it easier for us to enter into smart locks market by incorporating relevant electronic parts into our locksets. In additional, our long relationship with our customers makes it quicker for us to introduce new products including future smart locks to the market.

With our years of operation history, we have built a loyal and well trained work force and manufacturing management, which can drive manufacturing facility expansion without additional talent. Along with long-term relationships with reputable customers and recent access to e-commerce channels, we believe we are able to attract customers with our new products.

Our Strategy

Our principal objective is to sustain continuous growth in our business and maintain our competitive advantages such that we can be positioned as a leading provider in the lockset industry. We plan to implement the following strategies and leverage our strengths to growth and develop our existing lockset business and maintain our reputation:

•	Our insistence in delivering high quality products has hurt our profit margin in light of cut-throat price competition. We constantly adjust our procurements based upon our updated production requirements and protocols that are designed to reduce our manufacturing costs and overhead, and to improve our profit margin. By designing our own automated production lines and controlling our raw material waste, we have managed to lower our labor cost and cost of raw materials. We plan to implement an enterprise resources planning system (“ERP”) to further improve our manufacturing controls and enhance the efficiency of our production processes. We maintain this procurement philosophy to enhance our profit margin. Nevertheless, even as we try to save costs, we will also be socially responsible to maintain low turnover of labor and environmental and worker safety and health protection.

•	We are currently selling our products in accordance with US standards. In order to expand market segment coverage, we will conduct trial marketing of our self-branded products in Asia Pacific, especially South-east Asia. Also, we have commenced direct sales. We believe we can make some minor alternations for molds to fit the standards of the different markets.

•	To cope with limited production space in our factory in China and the potential need for relocation of production facilities due to the rapid urbanization of China, and to cope with effects of the economic downturn in the world economy and tariff disputes between US and China, we will seek to further develop the markets in south east Asia as well as to increase sales to Chinese mass consumers such as builders and developers of office buildings, residential housing, apartments and hotels. We will also seek to mitigate the potential risks of production delays by establishing more efficient production procedures, such as increasing the level of automation, using new production methods and expanding production facilities outside China.

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•	To cope with cut-throat pricing by domestic manufacturers in China, we seek to maintain high quality, fine craftsmanship and efficient procurement. We are committed to designing and making affordable high-quality locksets. In order to better achieve customer satisfaction and meet customer demands, we will continue to utilize our R&D and design abilities to introduce new products and achieve and maintain lean production practices to decrease our products’ cost and increase competitiveness.

•	We will seek to strengthen cooperation plans with our strategic partners and e-commerce channels for further growth. We will expand our resources to focus on new product launches with changes in lock designs and materials. Through the strategic cooperation with regional distribution channels, we aim at expanding our product offerings and entering untapped markets. We also plan to establish strategic relationships with local market players and make acquisitions at a global level.

•	To meet increasing consumer needs for smart locks and smart home products, we will leverage our over three decades of experience, customer relationship and reputation in the mechanical lockset industry, launch smart locks and smart security as upcoming product diversification. A smart security systems is a security system that can monitor door sensors, remote CCTV and control door locks from an authorized device using a wireless protocol and a cryptographic key, or eventually, as a part of Internet of Things (IoT), the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other internet-enabled devices and systems, which will alert the users based upon pre-set conditions.

Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary shares, including risks and uncertainties related to the recent COVID-19 outbreak, global economy downturn and the regulatory environment in China and the U.S.

Please see “Risk Factors” beginning on page 14 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

Our Challenges

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and 2019. To cope with the potential impact of an economic downturn of China and tariff disputes between China and US, we plan to further expand our market in south-east Asia and Chinese wholesales clients such as residential and commercial developers and hotel developers.

To expand our market in South-east Asia, we may face intensive competition in pricing. We will leverage with our quality our professional keying services that we will explore majorly mass scale customers such as property developers and hotel/service apartment developers. We believe marketing and selling to wholesale customers is easier and more cost efficiency than to mass end users.

 In early 2020, the COVID-19 virus caused a sudden halt in economic activities and our Company had to close our office in Hong Kong and manufacturing facility in China since late January 2020 until early March 2020. Our office in Hong Kong and our manufacturing in China has resumed since mid-March 2020. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could have a material impact on its financial results for the year 2020 and could cause the potential impairment of certain assets.

Because preference in real estate collaterals for the loans by traditional commercial banks, we have difficulty to obtain sufficient financing from commercial banks in China and Hong Kong to develop new products and markets and drive our future growth. We have also studied the capital market of Hong Kong and we believe that it is tough for industrial company to seek for financing.

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Our Competition

We are facing competition from worldwide brands such as Kwiksets, Schlage, and other domestic manufacturers in Hong Kong and China. The Company positions its products as affordable high-quality mechanical Grade 2 and Grade 3 locksets. In Asia, there are only a few manufacturers in China and South-east Asia that are capable of competing with us on such products.

Mechanical lockset companies have been consolidating in the last decade (see table: Competitive Landscaping, below). Sizable multinational companies keep expanding by acquiring or merging with other lockset companies. Currently, the major player in the world is ASSA Abloy AB (ASSA B: STO), a Swedish conglomerate that sells cover products and services ranging from locks, doors, gates and entrance automation, which owns brands such as Abloy, Yale Mul-T-Lock and Medeco. Other well-known brands including Kwikset by Spectrum Brands (NYSE: SPB), Schlage by Allegion PLC (NYSE: ALLE), Defiant by Home Depot (NYSE: HD), and Delaney Hardware in Cumming, USA. The PRC market is fragmented because various international lockset standards are all applicable in China. Thus, various brands of locksets all compete in PRC which makes the Chinese lockset market highly competitive.

*Source: Market Research Future - Global Mechanical Locks Market Research Report

We mostly compete with manufacturing subsidiaries and factories of those worldwide brands on product quality as well as the manufacturers in China on price. The key for our sustainability is to maintain high quality, fine craftsmanship and procurement at affordable prices. In additional, high capital expense for building a new locket manufacturing facility and our longtime created reputation set up barriers of entry by new players.

Corporate History and Structure

For over 30 years, we have manufactured and sold high quality mechanical locksets to customers in the United States and we continue to diversify and refine our product offerings to meet our customers’ needs. Our Company was initially started as an unlimited company in Hong Kong in 1981 to sell door locksets to the US. In 1983, we started a small manufacturing workshop in China to produce door locksets with imported materials to fulfill for our customer orders. Our mission was “dedicated to manufacture high quality lockset products at affordable prices.”

Since 2000, we have offered our products with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which are developed by Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is producing mechanical locksets, including locksets for outdoor uses, such as main entrances and gates, and indoor uses, to promote sustainable growth in our business and competitiveness in the market. To continue driving growth, we have designed our products to go beyond a basic lockset for security purposes; we offer a wide range of ODM door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors. Currently, our products are sold mainly in the USA, and some in Canada, Australia and China.

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We sell our products to the United States (“US”) and Canada (“North America”) through one of our Hong Kong incorporated subsidiaries Kambo Locksets. Kambo Hardware, another wholly owned subsidiary of the Company, targets and distributes locksets and related hardware to countries other than the North America market; and serves our customers in the Asian countries including Thailand and Australia.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. Currently, we are not in fully utilizing our capacity as compared to normal economic conditions in past years.

•	We restructured our corporate organization in 2009 because of changes in local laws in China as mentioned above. On March 23, 2009, we incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to continue our business of manufacturing and selling of door locksets.

•	On March 26, 2014, Kambo Locksets Limited (formerly known as Nice Gateway Limited) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products and became our subsidiary as a result of reorganization.

•	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North American.

•	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com.

•	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

•	Our authorized share capital is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, all of which were issued on July 17, 2019. On August 14, 2019, all of existing shareholders of the Company agreed to surrender an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

•	Through Intelligent Living Application Group Limited, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg.

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The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities:

		Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
		100%

		Intelligent Living Application Group Limited (incorporated in BVI)
		100%

100%	100%		100%	100%

Kambo Hardware Limited (incorporated in Hong Kong)	Kambo Locksets Limited incorporated in Hong Kong)		Bamberg (HK) Limited (incorporated in Hong Kong)	Hing Fat Industrial Limited (incorporated in Hong Kong)
				100%
		(Mainland China)
				Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

Recent Developments

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, which has spread rapidly to many parts of the world, including the US. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities in mainland China and Hong Kong for the past few months from January to March 2020. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because all of our manufacturing operations are in China and the majority of our sales are generated by customers in the US, both of which have been significantly negatively impacted by the outbreak, our business, results of operations, and financial condition have been and will continue to be adversely affected.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•	Temporary Closure of Office, Factory and Travel Restrictions. In compliance with the government health emergency rules in place and in observation of the Chinese New Year national holiday, we temporarily closed our office and factory since January 24, 2020. Our office staff has worked from home since February 12, 2020 until both our office and factory resumed operations on March 16, 2020. Due to the nature of our business, the closure of our factory had delayed production and product delivery. As a result, our revenues decreased by approximately $1.2 million (unaudited) for the same period of January to May of 2020, compared to the same period of 2019.

•	Delay in Customer Delivery. Our customers in the US have been and are continuously being negatively impacted by the COVID-19 pandemic and the demand for product delivery has been delayed. We have seen decreases in revenue for the first half of 2020. However, no customer contract has been terminated due to the COVID-19 pandemic. We believe deliveries will return to normal in the third quarter of 2020

•	Temporary shortage of labor. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work since the Chinese New Year holiday. However, the impact of such shortage is not significant to the Company because customer order deliveries have been delayed due the COVID-19 pandemic and our employees have been working overtime to mitigate this temporary shortage.

The impact to our results of operations still depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and actions taken by government authorities and other entities to contain COVID-19 and mitigate its impact, almost all of which are beyond our control. Nonetheless, we are closely monitoring the COVID-19 pandemic and will assess its potential impact to our business. On a year-to-date basis, we have not noted a significant decline in orders as of May 31, 2020, compared to the same period of 2019. Because of the uncertainty surrounding the COVID-19 pandemic, the possible business disruption and the related financial impact related to the outbreak of and response to COVID-19 cannot be reasonably estimated at this time. For a detailed description of the risks associated with the COVID-19 pandemic, see “Risk Factors—Risks Related to Our Business — The recent global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition ”

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Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Street, Kwai Chung, New Territories, Hong Kong. Our telephone number at this address is +852 2481 7938. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 261, Grand Cayman, KY1-1111. Our agent for service of process in the United States is Cogency, located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States. Investors should contact us for any inquiries through the address and telephone number (852) 2481-7938 of our principal executive offices.

Our website is www.i-l-a-g.com. The information contained on our website is not a part of this prospectus.

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The Offering

Securities being offered:	[__] ordinary shares on a firm commitment basis (1).

Initial offering price:	The purchase price for the shares will be between [$__] and [$__] per ordinary share.

Number of ordinary shares outstanding before the offering:	13,000,000 of our ordinary shares are outstanding as of the date of this prospectus.

Number of ordinary shares outstanding after the offering[2]:	[__] ordinary shares

Overallotment option:	We have granted to the underwriter the option, exercisable for 45 days from the date of this prospectus, to purchase up to [ ] additional ordinary shares.

Gross proceeds to us, net of underwriting discount but before expenses:	Between [$__] and [$__], based on an offering price between [$__] and [$__].

Use of proceeds:

We plan to use the net proceeds from this offering after deducting estimated offering expenses payable by us as follows: (i) approximately $[ ] million of the proceeds to set up our new subsidiary or representative office in the United States to enhance sales and service support for our customers and future expansion in marketing and internet sales of self-branded products; (ii) approximately $[ ] million of the proceeds will be applied to establishment of production facility(ies) outside China in order to mitigate the effects of additional tariffs that may be levied due to the trade war between U.S. and China and to leverage lower labor costs in southeast Asia counties; (iii) approximately $[ ] million of the proceeds will be used for working capital purposes in our Hong Kong operation, including but not limited to sales and marketing expenses, and research and development expenses of smart locks, smart security and internet of things (IoT) products; (iv) approximately $[ ] million of the proceeds will be used to increase the registered capital of our manufacturing facility in China. For more information on the use of proceeds, see “Use of Proceeds” on page 42.

Lock-up

All of our directors and officers and all existing shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of [6] months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq Symbol:	ILAG

Underwriter’s warrants:	We have agreed to issue, on the closing date of this offering, warrants (the “underwriter’s warrants”) to the Underwriter, in an amount equal to 10% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the underwriter’s warrants is equal to 120% of the price of our ordinary shares offered hereby. The underwriter’s warrants are exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement.

Risk factors:

Investing in our ordinary shares involves a high degree of risk. As an investor you should not buy our ordinary shares unless you are able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14.

(1) In addition, we may issue up to [    ] ordinary shares pursuant to exercise of the Underwriter’s over-allotment option.(2) Excludes ordinary shares underlying underwriter’s warrants and ordinary shares that may be issued pursuant to exercise of the underwriter’s over-allotment option.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flows data for the years ended December 31, 2019 and 2018 and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the years ended
	December 31,
	2019	2018
	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$11,129,943	$14,415,069
Cost of goods sold	(10,011,940)	(13,437,630)
Gross profit	1,118,003	977,439
Selling and marketing expenses	(181,144)	(278,519)
General and administrative expenses	(2,318,997)	(2,099,815)
Financial costs	(26,338)	(49,100)
Loss from operations	(1,408,476)	(1,449,995)
Total other income, net	129,835	40,689
Loss before provision for income taxes	(1,278,641)	(1,409,306)
Provision for income taxes	-	-
Net loss	$(1,278,641)	$(1,409,306)

Loss per share – basic and diluted	$(0.10)	$(0.11)

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	As of December 31,
	2019	2018
	USD	USD
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,069,879	$1,267,568
Total Current assets	5,448,452	6,214,425
Total non-current assets	3,060,685	1,802,271
Total assets	$8,509,137	$8,016,696
Total current liabilities	2,982,103	3,314,687
Total liabilities	$4,124,768	$3,388,009
Total shareholders’ equity	$4,384,369	$4,628,687

	For the years ended
	December 31,
	2019	2018
	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(709,310)	$522,629
Net cash (used in) investing activities	(112,755)	(112,757)
Net cash provided by financing activities	624,605	379,014
Effect of exchange rate on cash	(229)	(1,861)
Net (decrease) increase in cash	(197,689)	787,025
Cash and cash equivalents at beginning of year	1,267,568	480,543

Cash and cash equivalents at end of year	$1,069,879	$1,267,568

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RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The recent global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition

The recent outbreak of COVID-19 has spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China, Hong Kong, the U.S. and other countries and regions have been severely disrupted, including those of our suppliers, customers and distributors. This global outbreak has also caused market panic, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition. Our suppliers and our customers have experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which have caused and may continue to have a negative impact on our business and operations, such as shortage in the supply of raw materials, suspend or reduce our production capacity, shortage of transportation or logistic services, delay of our products delivery, delay or cancellation of orders from our customers, and delay or default in payments from our customers. Our customers or end-users of our products that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue and results of operations. Our business operations could also be disrupted if any of our employees are suspected of being or is infected by COVID-19, since it could require other employees to be quarantined or our offices and production site to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near term. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our growth depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of property owners and builders. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and product line extensions involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selections when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the changes in the requirements and preferences of property owners and builders, or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail customers, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	enter into distribution and other strategic arrangements with current and new retailers and other potential distributors of our products;

●	continue to effectively compete in our distribution channels;

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	create and maintain brand loyalty;

●	develop new products and product line extensions that appeal to consumers;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	maintain sources for the required supply of quality raw materials and ingredients to meet our growing demand; and

●	identify and successfully enter and market our products in new geographic areas and market segments.

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We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We recorded net losses in the past two years and may not be able to achieve or maintain profitability or continue as a going concern in the future.

We incurred net losses of $1,278,641 and $1,409,306 for the years ended December 31, 2019 and 2018, respectively, which raises substantial doubt about our ability to continue as a going concern. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the future. We may need to raise additional funds for our operation, and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease.

Any damage to our reputation or our brand may materially adversely affect our business, financial condition and results of operations.

We have long business relationships with our customers by maintaining high quality and quick service response. Maintaining our strong reputation with consumers and our suppliers is critical to our success. Our brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brands may increase if competitors offer products with designs and functions similar to ours. Further, our brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. The failure to maintain high standards for product quality and integrity, including raw materials obtained from suppliers, or allegations of product quality issues, even if untrue or caused by our raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality and integrity of our products. However, we may be unable to detect or prevent product quality issues, particularly in instances of the attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for use or cause injury, we may have to engage in a product recall and/or be subject to liability. In addition, if our products have quality issues, we could incur significant expenses related to the replacement of our products. Damage to our reputation or our brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and increased costs and our business, financial condition and results of operations may be materially adversely affected.

To the extent our customers purchase products in excess of consumer demand in any period, our sales in a subsequent period may be adversely affected as our customers seek to reduce their inventory levels.

From time to time, our customers may purchase more products than they expect to sell during a particular time period. Our customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer incentives. Our customers may also grow inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a customer increases its inventory during a particular reporting period as  a result of a promotional event, anticipated price increases or otherwise, then sales during the subsequent reporting period may be adversely impacted as our customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer demand, our net sales and results of operations may be materially adversely affected in that period.

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We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

We compete on the basis of product quality, design and performance, brand awareness and loyalty, product variety, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire lockset manufacturing industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected.

Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affect our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

Our major raw material purchases include copper, iron, zinc alloy and packaging materials comprised of paper and plastic. We depend on outside suppliers for these raw materials and must obtain sufficient quantities of quality raw materials from these suppliers at acceptable prices and in a timely manner. We do not maintain fixed supply contracts with our suppliers. Unfavorable fluctuations in the price, quality or availability of required raw materials could negatively affect our ability to meet the demands of our customers. Our inability to meet customers’ demands could result in the loss of future sales.

The profitability of our products depends in part upon the margin between the cost to us of certain raw materials and our fabrication costs associated with converting such raw materials into assembled products, as compared to the selling price of our products. We intend to continue to base the selling prices of our products in part upon their associated raw material costs. However, we may not be able to pass all increases in raw material costs or increases in the costs associated with taking possession of raw materials through to our customers in the future. The inability to offset price increases of raw materials by sufficient product price increases could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We do not engage in hedging transactions to protect against raw material fluctuations but attempt to mitigate the short-term risks of price swings by purchasing raw materials in advance based on production needs or reaching agreements with some of our suppliers to keep the cost of raw materials stable. We also attempt to lower consumption of raw materials by lowing waste rate and recycled materials without compromising product quality.

We may experience material disruptions to our manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

We rely primarily upon our manufacturing facilities located in Dongguan City, Guangdong Province, China, to produce our products. While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our manufacturing facilities, or any of our machines, could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; fires, floods, earthquakes, health epidemics, acts of war, or other catastrophes, which could also pose a risk to injury or damage to personnel, the property of others, which in turn could lead to considerable financial costs and may also have negative legal consequences. Our future growth strategy includes an anticipated expansion of our manufacturing capacity to meet increasing demand for our existing products. Any projects undertaken by us to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any such material disruption may prevent us from shipping our products on a timely basis, reduce our sales and market share and negatively impact our financial results.

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We face risks associated with managing operations in China, any of which could decrease our sales or earnings.

All of our manufacturing operations currently are conducted in China. There are a number of risks inherent in doing business in China, including the following: unfavorable political or economic factors; fluctuations in foreign currency exchange rates; potentially adverse tax consequences; unexpected legal or regulatory changes; lack of sufficient protection for intellectual property rights; difficulties in recruiting and retaining personnel, and managing international operations; and less developed infrastructure. Furthermore, changes in the political, economic and social conditions in China from which these risks are derived could make it more difficult to provide products to our customers. Our inability to manage these risks successfully could adversely affect our business and manufacturing operations.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We had two consecutive years of net loss (approximately $1.28 million for year 2019 and $1.41 million for year 2018) generated negative cash flows from operating activities of approximately $0.8 million in 2019. We cannot assure you that our business model will allow us to generate positive cash flow in the near future, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures or similar actions, or to grow our business organically. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our sales in the United States.

The U.S. administration and members of Congress have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that have impacted the U.S. and China trade relationship, including imposing tariffs on certain goods imported into the United States from China. The increase of tariffs for products made in China has triggered retaliatory actions from China, resulting in “trade wars” and increased costs for goods imported into the United States, which may reduce customer demand for our products if the importers who pay for those tariffs add such tariff amounts to their selling prices. Importers may reduce their orders or we might have to reduce our prices to absorb such tariff costs. Such reductions may materially and adversely affect our sales and our business. If those costs cannot be passed on to our customers, our business and profits may be materially and adversely affected.

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We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We currently derive a significant portion of our revenues from two and three major customers which accounted for more than 73.5% and 72.4% of our revenues in each of the years ended December 31, 2019 and 2018, respectively. In addition, our five largest customers in aggregate accounted for approximately 92% and 86% of our revenues in each of the years ended December 31, 2019 and 2018, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations.  If either of our three largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues and results of operations.

We may continue to incur net losses in the future.

We have incurred net losses of approximately $1.3 million in 2019 and $1.4 million in 2018. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract customers and further enhance and develop our products. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to achieve and maintain profitability.

Our operating results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our operating results, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

•	our ability to attract new customers and retain existing customers;

•	changes in our mix of products and introduction of new products;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	Increase the cost of raw materials and/or labor

•	our decision to manage order volume growth during the period;

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•	the impact of competitors or competitive products;

•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in the legal or regulatory environment or proceedings, including enforcement by government regulators, fines, orders or consent decrees;

•	general economic, industry and market conditions, including changes in Chinese, U.S. or global business or macroeconomic conditions; and

•	the timing of expenses related to the development or acquisition of technologies or businesses.

•	the additional costs related to being a public company

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Our efforts to promote our sales and to build our brand have caused us to incur selling and marketing expenses in the amount of approximately $181,000 and $279,000 in 2019 and 2018, respectively. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly raw materials, such as copper, iron, zinc alloy and packaging materials comprised of paper and plastic, which require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, the economy, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. The acquisition of certain types of inventory may require significant lead time and prepayment.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wider variety of products and raw materials in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of customers, which may adversely affect our sales. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence resulting in a decline in inventory value, and significant inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality raw materials and pre-made products in a timely manner, we may experience inventory shortages, which might result in diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

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We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change, parts of our business rely on Internet of Things (IoT) technology, the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other Internet-enabled devices and systems which will alert the users under pre-set conditions, developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;
•	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;
•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
•	risks of entering markets in which we have limited or no prior experience;
•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
•	failure to successfully further develop the acquired technology;
•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
•	potential disruptions to our ongoing businesses; and
•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

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Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We lease our facilities from third parties and there is no assurance that we will be able to renew our leased facilities on favorable terms, or at all.

We currently lease all of the properties we use to operate our business. Our headquarters are located in Hong Kong comprising office premises of approximately 300 m2. Our production facilities are located in Dongguan, Guangdong Province of China, where we lease a total floor area of approximately 17,560 m2. The lease terms on these premises expire on February 28, 2024. If we are unable to renew these leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

Moreover, the lessor has not provided us with a real estate ownership certificate. Under the relevant PRC laws and regulations, if the lessor is unable to obtain certificate of title, such lease contract may be recognized as void and as a result, we may be required to vacate the relevant properties. Although our lessor agreed to compensate our loss or provide us with other properties for our current business operation, we might not be able to recover all the losses and our business might be negatively impacted.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including engineering, risk management, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, engineering, information technology, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers or end users by increasing the prices of our products, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

We use a variety of chemicals and produce significant emissions and powder dust in our lockset manufacturing operations. Our stamping and casting machines create high decibel noise. As such, we are subject to various national and local environmental laws, occupational safety and health (“OSH”) laws and regulations in China concerning issues such as air emissions, wastewater discharge, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental and OSH laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated. If we fail to comply with the environmental regulations, we could face fines, penalties and our production facility(ies) operations might be suspended until we comply, which could have material negative impact on our operation and financial results.

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If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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Risks Related to Doing Business in China.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our manufacturing operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

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Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by China’s Ministry of Commerce (“MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC.

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In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Currently, all our shareholders are not PRC citizens or residents, however, we cannot assure you whether our shareholders or beneficial owners will include the PRC residents or entities in the future and whether they will comply with, and make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our manufacturing and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this prospectus, we believe that we have made employee benefit payments in material aspects. If we fail to make adequate payments in the future, we may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.  If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations when our Company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

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If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As some of our management members are based in or frequently travel to China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

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Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain US agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities in China by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration and no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and Circular 698 was abolished and void as of December 1, 2017.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

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We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no specific plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation and how it may impact the viability of our current corporate governance and business operations in China and financial results of the Company.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantial operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

Risks Related to Doing Business in Hong Kong.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights.

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This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Recent unrest in Hong Kong may affect our business and financial results.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. In particular, in recent months there has been a series of large demonstrations in Hong Kong that has adversely affected the business volume and operations of local businesses, airports and public transportation systems. If such demonstrations continue or the U.S. government revokes Hong Kong’s special status under the United States-Hong Kong Policy Act of 1992, Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

Certain of our assets will be located in Hong Kong and our officers and our present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

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Risks Related to Our Ordinary Shares and This Offering

There has been no previous public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our ordinary shares. We will apply to have our ordinary shares listed on NASDAQ.  If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially adversely affected. The public offering price for our ordinary shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our ordinary shares after the public offering. You may not be able to sell any ordinary shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our ordinary shares begin trading on NASDAQ, our ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

•	the perception of U.S. investors and regulators of U.S. listed Chinese companies;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates by securities research analysts;
•	negative publicity, studies or reports;
•	conditions in the international lockset, hardware and real estate markets;

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•	our capability to catch up with the technology innovations in the industry;
•	changes in the economic performance or market valuations of other lockset and hardware companies;
•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates among RMB, HK dollar and the U.S. dollar; and
•	general economic, health or political conditions in Hong Kong, China and worldwide.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into US dollars or other hard currency and other regulatory restrictions.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Island Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) (“Companies Law”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

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•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. Accordingly, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Four members of our management team will have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Bong Lau, our Chief Executive Officer and chairman of the Board and his brother Mr. Bun Lau, our Chief Operating Officer and a member of the Board, currently own 36% of our outstanding ordinary shares and will beneficially own [ %] of our outstanding ordinary shares upon completion of our initial public offering. Mr. Wynn Hui, our Chief Technical Officer and executive director of the Board and his son Mr. Errol Hui, our Vice President of Engineering, currently own 36% of our outstanding ordinary shares and will beneficially own [__%] of our outstanding ordinary shares upon completion of our initial public offering. As a result of their significant shareholding, Mr. Bong Lau, Mr. Bun Lau, Mr. Wynn Hui and Mr. Errol Hui have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

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Following this offering, we may be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that four of our principal shareholders, Mr. Bong Lau, Mr. Bun Lau, Mr. Wynn Hui and Mr. Errol Hui, who will beneficially own more than 50% of our outstanding ordinary shares following this offering, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile, which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a Company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriter is required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriter as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwrites was to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Law, we believe that our Company, Intelligent Living Applicant Group Inc., is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company, Intelligent Living Applicant Group Inc., is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Law; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial conditions and results of operations;
•	fluctuations in interest rates;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with our property owners and tenants;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the lockset and hardware marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately [$__] million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of [$__] per ordinary share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of [$__] per share would increase (decrease) the net proceeds to us from this offering by approximately [$__] million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $4 per share.

We plan to use approximately $[ ] million of the proceeds to set up our new subsidiary or representative office in the United States to enhance sales and service support for our customers and future expansion in marketing and internet sales of self-branded products.

Approximately $[ ] million of the proceeds will be applied to establishment of production facility(ies) outside China in order to mitigate the effects of additional tariffs that may be levied due to trade war between U.S. and China and to leverage lower labor costs in southeast Asia counties.

Approximately $[ ] million of the proceeds will be used for working capital of our Hong Kong operation, including but not limited to sale and marketing expenses, and research and development expenses of smart locks, smart security and internet of things (IoT) products.

Approximately $[ ] million of the proceeds will be immediately remitted to China following the completion of this offering to increase the registered capital of our manufacturing facility in China; provided, however, that in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file such change of registered capital with the MOFCOM or its local counterparts. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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The remaining amount of the proceeds of this offering will be applied for general corporate purpose. Pending use of the net proceeds as discussed above, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our Ordinary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our ordinary shares.”

DIVIDEND POLICY

We currently have no plans to declare or pay any dividends in the near future on our ordinary shares. We are a holding company incorporated in Cayman Islands. We are reliant on dividends from our subsidiaries, principally, for our cash requirements, including any payment of dividends to our shareholders. Our subsidiaries are subject to the laws and regulations applicable to them and their articles of association in declaring and paying dividends to us. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Risk Factors - Risks Related to Our Business - We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business..” We currently are subject to restrictions on our ability to pay dividends. Were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) or other distributable reserves, as permitted under Cayman Islands law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. See “Description of Share Capital.” Dividends must be paid in accordance with the procedures and requirements specified in our Articles of Association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Cayman Islands law. The payment and the amount, form and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory and contractual restrictions on the payment of dividends by us, future prospects and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Cayman Islands law. Holders of our ordinary shares will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the ordinary shares.

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CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2019:

• on an actual basis;

• on an adjusted basis to reflect the sale of _______ordinary shares in this offering, at an assumed initial public offering price of $ ______per share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual	As Adjusted
	(in US$)
Equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 13,000,000 shares issued and outstanding on an actual basis and [__] ordinary shares outstanding on an as adjusted basis	$1,300	$
Shares subscription receivables	-
Additional paid-in capital	4,217,877
Statutory reserves	-
Retained earnings (accumulated deficit)	415,875
Accumulated other comprehensive loss	(250,683)
Total equity	4,384,369

Total capitalization	$4,384,369	$

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DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of December 31, 2019 was $4,384,369, or $0.34 per share based upon 13,000,000 ordinary shares outstanding.  Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering.  After giving effect to the sale of the [__] shares being sold pursuant to this offering at [$__] per share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions payable by us in the amount of [$__], and estimated offering expenses in the amount of approximately [$__] million, our pro forma net tangible book value would be approximately [$__] million or [$__] per share of ordinary shares. This represents an immediate increase in net tangible book value of [$__] per share to existing shareholders and an immediate decrease in net tangible book value of [$__] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of December 31, 2019
Public offering price per share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus)	$	[__]
Net tangible book value per share as of December 31, 2019		[__]
Increase in net tangible book value per share attributable to existing shareholders		[__]
Pro forma net tangible book value per share after this offering		[__]
Dilution per share to new investors	$	[__]

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately [$__] million, and increase the value per share to new investors by approximately [$__], after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of December 31, 2019, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of [$__] per ordinary share: (the mid-point of the estimated public offering price range shown on the cover page of this prospectus):

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	Shares Purchased			Total Cash Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing shareholders	13,000,000		%	$		%	$
New investors from public offering			%	$		%	$
Total		100%			$100%

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EXCHANGE RATE INFORMATION

Our business is primarily conducted in Hong Kong and our production is primarily conducted in China. All of our revenues are received and denominated in USD. All our production costs are paid and denominated in RMB and general administration costs are paid and denominated in both HKD and RMB. Capital accounts of our condensed financial statements are translated into United States dollars from HKD and RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  The HKD and USD exchange rate is linked and freely convertible. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

For the purpose in this prospectus, unless it indicates otherwise, the translation of US dollar amounts from HKD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	HKD7.80 to $1
December 31, 2018	HKD7.80 to $1

Income statement and cash flows items
For the year ended December 31, 2019	HKD7.76 to $1
For the year ended December 31, 2018	HKD7.76 to $1

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2017	6.5063	6.7569	6.9575	6.4773
2018	6.8755	6.6090	6.9737	6.2649
2019	6.9680	6.9082	6.8574	6.9601
2020
January	6.9161	6.9184	6.9749	6.8589
February	6.9906	6.9967	7.0286	6.9650
March	7.0808	7.0205	7.1099	6.9244
April	7.0622	7.0708	7.0989	7.0341
May	7.1348	7.1016	7.1681	7.0622

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;
•	an effective judicial system;
•	a favorable tax system;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 10 E 40th Street, 10th Floor, New York, NY 10016, as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Allbright Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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Conyers Dill & Pearman has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Allbright Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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Corporate History and Structure

For over 30 years, we have manufactured and sold high quality mechanical locksets to customers in the United States and we continue to diversify and refine our product offerings to meet our customers’ needs. Our Company was initially started as an unlimited company in 198 to sell door locksets to the US. In 1983, we started a small manufacturing workshop in China to produce door locksets with imported materials to fulfill for our customer orders. Our mission was “dedicated to manufacture high quality lockset products at affordable prices.”

Since 2000, we have offered our products with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which are developed by Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is producing mechanical locksets, including locksets for outdoor uses, such as main entrances and gates, and indoor uses, to promote sustainable growth in our business and competitiveness in the market. To continue driving growth, we have designed our products to go beyond a basic lockset for security purposes; we offer a wide range of ODM door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors. Currently, our products are sold mainly in the USA, and some in Canada, Australia and China.

We sell our products to the United States (“US”) and Canada (“North America”) through one of our Hong Kong registered subsidiaries Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the North America market; and serves our customers in the Asian countries including Thailand and Australia.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. Currently, we are not in fully utilizing our capacity as compared to normal economic conditions in past years.

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•	We restructured our corporate organization in 2009 because of changes in local laws in China as mentioned above. On March 23, 2009, we incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to continue our business of manufacturing and selling of door locksets.

•	On March 26, 2014, Kambo Locksets Limited (formerly known as Nice Gateway Limited) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products and became our subsidiary as a result of reorganization.

•	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North American.

•	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

•	Our authorized share capital is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, all of which were issued on July 17, 2019. On August 14, 2019, all of existing shareholders of the Company agreed to surrender an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

•	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

•	Through Intelligent Living Application Group Limited, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities:

		Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
		100%

		Intelligent Living Application Group Limited incorporate in BVI)
		100%

100%	100%		100%	100%

Kambo Hardware Limited (incorporate in Hong Kong)	Kambo Locksets Limited (incorporate in Hong Kong)		Bamberg (HK) Limited (incorporated in Hong Kong)	Hing Fat Industrial Limited (incorporate in Hong Kong)
				100%
		(Mainland China)
				Dongguan Xingfa Hardware Products Co., Ltd. (registered in Dongguan, PRC)

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Recent Developments

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, which has spread rapidly to many parts of the world, including the US. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities in mainland China and Hong Kong for the past few months from January to March 2020. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because all of our manufacturing operations are in China and the majority of our sales are generated by customers in the US, both of which have been significantly negatively impacted by the outbreak, our business, results of operations, and financial condition have been and will continue to be adversely affected.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•	Temporary Closure of Office, Factory and Travel Restrictions. In compliance with the government health emergency rules in place and in observation of the Chinese New Year national holiday, we temporarily closed our office and factory since January 24, 2020. Our office staff has worked from home since February 12, 2020 until both our office and factory resumed operations on March 16, 2020. Due to the nature of our business, the closure of our factory had delayed production and product delivery. As a result, our revenues decreased by approximately $1.2 million (unaudited) for the same period of January to May of 2020, compared to the same period of 2019.

•	Delay in Customer Delivery. Our customers in the US have been and are continuously being negatively impacted by the COVID-19 pandemic and the demand for product delivery has been delayed. We have seen decreases in revenue for the first half of 2020. However, no customer contract has been terminated due to the COVID-19 pandemic. We believe deliveries will return to normal in the third quarter of 2020

•	Temporary shortage of labor. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work since the Chinese New Year holiday. However, the impact of such shortage is not significant to the Company because customer order deliveries have been delayed due the COVID-19 pandemic and our employees have been working overtime to mitigate this temporary shortage.

The impact to our results of operations still depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and actions taken by government authorities and other entities to contain COVID-19 and mitigate its impact, almost all of which are beyond our control. Nonetheless, we are closely monitoring the COVID-19 pandemic and will assess its potential impact to our business. On a year-to-date basis, we have not noted a significant decline in orders as of May 31, 2020, compared to the same period of 2019. Because of the uncertainty surrounding the COVID-19 pandemic, the possible business disruption and the related financial impact related to the outbreak of and response to COVID-19 cannot be reasonably estimated at this time. For a detailed description of the risks associated with the COVID-19 pandemic, see “Risk Factors—Risks Related to Our Business — The recent global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition”

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Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Street, Kwai Chung, New Territories, Hong Kong. Our telephone number at this address is +852 2481 7938. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 261, Grand Cayman, KY1-1111. Our agent for service of process in the United States is Cogency, located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States. Investors should contact us for any inquiries through the address and telephone number (852) 2481-7938 of our principal executive offices.

Our website is www.i-l-a-g.com. The information contained on our website is not a part of this prospectus.

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SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flows data for the years ended December 31, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting policies generally accepted in the United States (“US GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the years ended
	December 31,
	2019	2018
	USD	USD

Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$11,129,943	$14,415,069
Cost of goods sold	(10,011,940)	(13,437,630)
Gross profit	1,118,003	977,439
Selling and marketing expenses	(181,144)	(278,519)
General and administrative expenses	(2,318,997)	(2,099,815)
Financial costs	(26,338)	(49,100)
Loss from operations	(1,408,476)	(1,449,995)
Total other income, net	129,835	40,689
Loss before provision for income taxes	(1,278,641)	(1,409,306)
Provision for income taxes	-	-
Net loss	$(1,278,641)	$(1,409,306)

Loss per share – basic and diluted	$(0.10)	$(0.11)

Weighted average shares outstanding – basic and diluted	13,000,000	13,000,000

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The following table presents our selected consolidated balance sheets data as of December 31, 2019 and 2018.

	As of December 31,
	2019	2018
	USD	USD

Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,069,879	$1,267,568
Total Current assets	5,448,452	6,214,425
Total non-current assets	3,060,685	1,802,271
Total assets	$8,509,137	$8,016,696
Total current liabilities	2,982,103	3,314,687
Total liabilities	$4,124,768	$3,388,009
Total shareholders’ equity	$4,384,369	$4,628,687

55

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers in the United States (US) and Canada and have continued to diversify and refine our product offerings over the past 30 years to meet our customers’ needs. We believe we are one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, we have obtained the ISO9001quality assurance certificate.

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors - has resulted in sustainable growth in our business and raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

Currently, approximately 98% of our revenues are from products sold to the US market, and the remaining products are sold to Canada, Australian and China markets. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

For more than 30 years, we manufacture and sell high quality mechanical locksets and continue to grow and increase our product offerings. Our Company initially started as an unlimited company in Hong Kong in 1981 to sell door locksets to the United States (US). In 1983, we started processing door locksets to fulfill orders from US customers with imported materials at a small manufacturing workshop in China. Since then, our mission is to “produce high quality lockset products at affordable prices.”

Our products comply with American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which were developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is to offer a variety of mechanical locksets for outdoor (such as main entrances, gates) and indoor that we believe promotes sustainable growth and our competitiveness. To maintain our growth driver, our products are beyond a simple lockset for security purposes, as we offer a wide range of ODM (original design manufacturer) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

We sell our products to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries, Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the US and Canada. And it mainly serves our customers in Asian countries including Thailand, as well as Australia and China. We will further illustrate our development and group structure in the following paragraphs.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. Currently, we are not in fully utilizing our capacity as compared to normal economic conditions in past years.

•	We restructured our corporate organization in 2009 because of changes in local laws in China as mentioned above. On March 23, 2009, we incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to continue our business of manufacturing and selling of door locksets.

•	On March 26, 2014, Kambo Locksets Limited (formerly known as Nice Gateway Limited) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products and became our subsidiary as a result of reorganization.

•	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North American.

•	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

•	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

•	Our authorized share capital is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, all of which were issued on July 17, 2019. On August 14, 2019, all of existing shareholders of the Company agreed to surrender an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

•	Through Intelligent Living Application Group Limited, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg.

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and 2019. Our revenues were approximately $11.1 million and $14.4 million for the years ended December 31, 2019 and 2018, respectively.

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Sales orders from our customers in the US have stabilized since the middle of 2019 as the market digested information about the tariff war. To mitigate the related financial impact, we deployed alternative pricing strategies to alleviate the overall impact of higher tariffs to be borne by us and our customers. Unfortunately, our revenues still dropped by $3.3 million or 22.8%. However, we managed to increase our gross margin to 10.0% in 2019 from 6.8% in 2018 by reducing our cost of goods sold. The margin improvement was achieved by employing fewer unskilled workers and lowering our raw material waste. We were able to reduce our net loss by lowering our overall selling and marketing expenses.

With a shareholder contribution of approximately $1.2 million in 2019, we are able to reduce our bank borrowings and related interest costs. As a result, financial costs were lowered to approximately $26,000 in 2019 from $49,000 in 2018. The combination of all above factors and our actions resulted in a reduction of our net loss of $0.1 million to $1.3 million for the year ended December 31, 2019 from $1.4 million for the year ended December 31, 2018.

In early 2020, the COVID-19 virus caused a sudden halt in economic activities and our Company had to close our office in Hong Kong and manufacturing facility in China since late January 2020. Our office in Hong Kong and our manufacturing in China have resumed since the mid-March 2020. We believe when operations and business activities are normalized, after the market has fully digested the tariff war and economic activity resumes after the COVID-19 epidemic, demand of mechanical locksets should return to stability and our customers will refill their inventory to meet the demands.

Currently, our customer and geographical market concentration are high. To mitigate the issues of concentration of customers and geographical markets, we are contacting property developers and hotel/service apartment developers in China and South-east Asia in an attempt to diversify our customer base and reduce our market concentration. The following table shows revenues from customers that accounted for more than 10% of our total revenues:

	For the years ended
	December 31,
	2019		2018

Customer A	$5,092,685	45.8%	$5,358,288	37.2%
Customer B	3,084,151	27.7%	3,026,634	21.0%
Customer C	-	-%	2,040,968	14.2%
	$8,176,836	73.5%	$10,425,890	72.4%

The following table sets forth the Company’s revenues from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2019	2018
US	$10,864,110	$13,654,600
Canada	199,986	433,395
Australia	-	310,427
Others	65,847	16,647
Total	$11,129,943	$14,415,069

From 2014 to 2017, we had an average gross profit margin approximately 18%-20% (unaudited). We are confident that once market demands resume to normal along with our continuous efforts in expanding product selections and varieties, better procurement, ability to improve production efficiency, attracting new customers and initiatives to reduce our overhead costs, we hope to return to profitability.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

•

Our Relationship with Customers. We rely heavily on customers’ demand to sell our products. Our two and three major customers accounted for more than 73.5% and 72.4% of our revenues in each of the years ended December 31, 2019 and 2018 respectively. In addition, our five largest customers in aggregate accounted for approximately 92% and 86% of our revenues in each of the years ended December 31, 2019 and 2018 respectively. Our strategy is to attempt to strengthen our direct relationships with these customers to secure and expand the sales orders from these customers in the future.

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•

Cost of Goods Sold. Our products are produced in our manufacturing plant in Dongguan, Guangdong Province. Cost of raw materials, labor costs and manufacturing overhead incurred will affect our product cost, and we generally do not have long-term contractual arrangements with our suppliers. We typically maintain good relationships with our suppliers. Increases to raw material prices, minimum wage requirements of our staff in the PRC and consumables could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to our customers. If we experience shortages in the supply of certain raw materials or if we get inferior quality raw materials, we may not be able to find or develop alternative supply sources, it could result in delays, reductions in manufacturing and product shipments and could adversely impact the quality of our products, all of which could adversely affect our results of operations and financial condition. We have not experienced significant shortages of raw materials in the past, and we will continue to monitor the fluctuation of our costs and our relationship with our suppliers.

•

More Stringent Environmental and OSH Protection Requirements in the PRC. Environmental and OSH protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law and Occupational Safety and Health Law of the PRC. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down facility. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. We engaged an independent laboratory to conduct review of our compliance with environmental laws and regulations. We believe we have established sufficient measures and systems to implement and comply with the requirements of such laws and regulations. We may incur additional costs to ensure compliance with environmental and worker safety and health protection requirements in the PRC.

•

Relations Between the US and China. At various times during recent years, the US and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. These controversies also could make it more difficult for us to provide our products to our customers in the US. The international trade policies of China and the US could adversely affect our business, and the imposition of trade sanctions and tariffs relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to our products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and effect our operating results negatively. The U.S. government currently has suspended the increases of tariffs from 7.5% to 25%, pending the results of US and China trade negotiations.

•	Competition: In order to continue to compete effectively, we must maintain our reputation for innovation and high quality and be flexible and innovative in responding to rapidly changing market demands. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines such as smart locksets. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the lockset industries.

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Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended December 31, 2019 and 2018, as set forth in the table below.

	For the years ended December 31,
	2019	2018
Revenues	$11,129,943	$14,415,069
Gross margin	10.0%	6.8%
Loss before provision for income taxes	(1,278,641)	(1,409,306)
Inventory turnover (in days)	128	111
Accounts receivable turnover (in days)	20	29

We project our revenue based on purchase orders from our customers, the current principle driver of our business. Then, we will estimate the expected gross profit based on our in-house standard material and cost table in order to determine what our gross profit percentage should be. If there will be a downtrend trend of revenue, we will try to lower our costs such as direct labor. However, raw materials and packaging consumables will be kept at a safe level that may sustain potential production needs for about two months. Potential production needs include quantities from purchase orders received and projected sales. Taking into account production time, inventory turnover and accounts receivable turnover and our cash position, we then project our working capital needs and also identify potential sales sources.

When we see declining trends from purchase orders received, we will start reviewing our material costs and expenses in order to mitigate the impact to our gross margin. From 2014 to 2017, we had an average gross profit margin approximately 18%-20% (unaudited). Starting in 2018, we saw customers’ purchase orders declining because of the US-China tariff war. Before getting the final determination of the tariffs, we suffered a decrease of gross profit margin to 6.8% in 2018. In order to maintain product quality, we do not pay our labor based on production quantity. As a socially responsible entity, we did not lay off employees in 2018 before the expiration of their employment contacts, but we reduced recruiting unskilled labor in the beginning of 2019. Also, we reviewed our production processes and were able to decrease our raw material waste to the extent that product quality could be maintained. As a result, we increased our gross profit margin to 10% in 2019.

As we need to maintain our skilled labor, we produced more parts in 2019 and 2018 than in past years. This increased our expected inventory turnover days from approximately 60 days to 128 days and 111 days in 2019 and 2018, respectively.

Starting in 2020, we are studying and hope to improve our sales mix, namely ODM and more self-branded products, geographic market mix, namely the US, South-east Asia and China, cost structure and procurement options in order to further optimize our profit performance.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

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	For the years ended
	December 31,			Change
	2019	2018	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$11,129,943	$14,415,069	$(3,285,126)	-22.8%
Cost of goods sold	(10,011,940)	(13,437,630)	(3,425,690)	-25.5%
Gross profit	1,118,003	977,439	140,564	14.4%
Selling and marketing expenses	(181,144)	(278,519)	(97,375)	-35.0%
General and administrative expenses	(2,318,997)	(2,099,815)	219,182	10.4%
Financial costs	(26,338)	(49,100)	(22,762)	-46.4%
Loss from operations	(1,408,476)	(1,449,995)	(41,519)	-2.9%
Total other income, net	129,835	40,689	89,146	219.1%
Loss before provision for income taxes	(1,278,641)	(1,409,306)	(130,665)	-9.3%
Provision for income taxes	-	-	-	-%
Net loss	$(1,278,641)	$(1,409,306)	$(130,665)	-9.3%

Loss per share - basic and diluted	$(0.10)	$(0.11)	$(0.01)	-9.1%

Revenues

Our revenues from sales of door locksets decreased by $3,285,126, or 22.8% for the year ended December 31, 2019 to $11,129,943 from $14,415,069 for the year ended December 31, 2018. The decrease was due mainly to the trade war between the US and China that resulted in tariffs on our product sales. Our total number of products sold decreased to approximately 2.7 million units for the year ended December 31, 2019 from approximately 3.0 million   for the year ended December 31, 2018.

Cost of Goods Sold and Gross Profit

Our cost of goods sold include cost of raw materials (such as copper, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and other taxes. As a small business with limited resources, we currently don’t have the ability to hedge our raw materials position, and we must monitor raw material price trends closely to manage our production needs.

Cost of goods sold was 90.0% and 93.2% of revenues for the years ended December 31, 2019 and 2018 respectively. The 3.2% decrease was the result of (i) our procurement efforts; (ii) improved coordination with our suppliers to recycle raw materials to save material costs and liquidity; (iii) the addition of new machines and the introduction of revamped production procedures; and (iv) the reduction of unskilled labor to save labor costs and related social security contributions.

As a result, we were able to improve our gross margin to 10.0% in 2019 from 6.8% in 2018 despite a reduction in the number of total number of units sold. The margin enhancement was a direct result of actions taken to manage and lower our cost of goods sold.

Our gross margin has been significantly impacted by the trade war that started in 2018. From 2014 to 2017, without the impact of the tariffs, our historical gross margin (unaudited) has ranged from 18% to 20%. We believe that we can further reduce our cost of raw materials as we negotiate for volume rebates and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products.

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Selling and marketing expenses

Major components of selling and marketing expenses are transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $97,375, or 35.0% in 2019 to $181,144 for the year ended December 31, 2019 as compared to $278,519 for the year ended December 31, 2018. The decrease was due mainly to reduction in sale commissions of approximately $49,775 and our efforts to optimize transportation schedules to better use truck space and negotiating with transportation companies for better prices.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $219,182 or 10.4% to $2,318,997 for the year ended December 31, 2019 as compared to $2,099,815 for the year ended December 31, 2018. This increase was due mainly to additional professional fees of approximately $256,000.

Finance Costs

Finance costs decreased $22,762, or 46.4%, to $26,338 for the year ended December 31, 2019 from $49,100 for the year ended December 31, 2018. The decrease was due mainly to financial support provided by a shareholder and director who contributed additional capital that we used to repay our bank borrowings and lower our interest costs. During the years ended December 31, 2019 and 2018, interest expense related to bank borrowings was $16,688 and $27,360, respectively.

Loss before Provision for Income Taxes and Loss per Share

Loss before provision for income taxes decreased $130,665 to $1,278,641 for the year ended December 31, 2019 from $1,409,306 for the years ended December 31, 2018.

Liquidity and Capital Resources

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited for approximately $769,000, which is guaranteed by our directors and their personal property. In 2019, a shareholder and director forgive a related party loan of $1,173,849 as contribution of capital to the Company.

Our working capital was $2,466,349 as at December 31, 2019 as compared to $2,899,738 as at December 31, 2018. Our cash and cash equivalents were $1,069,879 as at December 31, 2019 as compared to $1,267,568 as at December 31, 2018. While our business has been negatively impacted the tariffs and by the COVID-19 pandemic during the first and second quarter of 2020, we believe we have sufficient operating funds to operate our business as a going concern over the next 12 months. However, we may need additional cash resources in the future for business development or general corporate purposes. If it is determined that the cash needs exceed our cash on hand and our available resources, we may seek to issue debt or equity securities.

Cash Flows

For the years ended December 2019 and 2018

The following summarized the key components of our cash flows for the years ended December 31, 2019 and 2018:

	For the years ended
	December 31,
	2019	2018
	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(709,310)	$522,629
Net cash (used in) investing activities	(112,755)	(112,757)
Net cash provided by financing activities	624,605	379,014
Effect of exchange rate on cash	(229)	(1,861)
Net (decrease) increase in cash	(197,689)	787,025
Cash and cash equivalents at beginning of year	1,267,568	480,543

Cash and cash equivalents at end of year	$1,069,879	$1,267,568

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Operating Activities

Net cash used in operating activities was $709,310 for the year ended December 31, 2019 and was primarily attributable to (i) the net loss of $1,278,641; (ii) non-cash item of $283,900 of depreciation and amortization; (iii) a decrease in accounts receivable of $156,634; (iii) a decrease in inventory of $235,972; (iv) a decrease pf prepayment of $147,946; (v) an increase in accounts payable of $171,432; and (vi) increase in cash flow by other elements of $138,179. These increases in cash flow were offset by a decrease in amounts due to/ due from related party of $564,732.

For the year ended December 31, 2019, net cash used in operating activities was $709,310 comparing to $522,629 net cash provided by operating activities for the year ended December 31, 2018. The decrease of $1,231,939, or 235.7%, was primarily due to the decrease of amount due to/due from related party of $1,229,262. This change was due to a founding shareholder and director forgiving the amount due to him as capital contribution in 2019. Taking out the effect of this amount, operating activities used cash of $706,633 in 2018. In 2019, we lowered the accounts receivable turnover days by selecting customers with better payment terms. This, however, created higher customer concentrations. We plan to introduce an enterprise resource planning system to further improve our raw materials usage and inventory turnover days for better liquidity.

Investing Activities

Net cash used in investing activities was $112,755 for the year ended December 31, 2019 comparing to $112,757 for the year ended December 31, 2018. The change was immaterial and was primarily attributable to purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $624,605 for the year ended December 31, 2019 and was primarily attributable to (1) payments of finance lease liability of $31,000; (ii) repayments of bank borrowings of $518,244. offset by proceeds from a shareholder capital contribution of $1,173,849.

Net cash provided by financing activities was $624,605 for the year ended December 31, 2019 compared to $379,014 for the year ended December 31, 2018. The increase of $245,591, or 64.8% was primarily due to the shareholder contribution partially offset by repayments of bank borrowings.

Capital Expenditures

We had capital expenditures of $112,755 and $112,757 for the years ended December 31, 2019 and 2018, respectively. Our capital expenditures were mainly used for purchases of production equipment. We intend to fund our future capital expenditures with lease financing, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Bank Facility

On November 3, 2017, the Company obtained credit facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6,000,000 (approximately $769,000) for working capital purposes. The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Hui Po Wang and Mr. Yu Bon Lau (both major shareholders of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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Critical Accounting Policies

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and residual value of property and equipment. Actual results could differ from those estimates.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), and the functional currency of its PRC subsidiary is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	HKD 7.80 to $1
December 31, 2018	HKD 7.80 to $1

Income statement and cash flows items
For the year ended December 31, 2019	HKD 7.76 to $1
For the year ended December 31, 2018	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	RMB 6.9762 to $1
December 31, 2018	RMB 6.8755 to $1

Income statement and cash flows items
For the year ended December 31, 2019	RMB 6.8940 to $1
For the year ended December 31, 2018	RMB 6.6090 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2019 and 2018, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

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Accounts receivable and allowance for doubtful accounts

Accounts receivable represents trade receivables from customers. Accounts receivable overdue after one year are written off. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2019 and 2018, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2019 and 2018, the Company determined that no allowance was necessary.

Prepayments and deposits

Prepayments consist of taxes, insurance, and a software license. Deposits are for long term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2019 and 2018, there was no impairment.

Property and equipment

Property and equipment are stated at cost net of accumulated depreciation, amortization and impairment, if necessary. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Category	Estimated useful life
Office equipment	5-10 years
Production equipment	5-10 years
Motor vehicles	5-10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

Fair value measurements

The Company applies the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 820-Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

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Level 2—Inputs, other than those in Level 1, that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset or transfer a liability.

The carrying amounts reported in the consolidated balance sheets included in current assets and current liabilities approximate their fair value based on the short-term nature of these instruments. The carrying amount of finance lease liabilities and operating lease liabilities approximate their fair values since they bear an interest rate which approximates the market interest rate.

Revenue recognition

The Company early adopted the new revenue standard FASB ASC 606, Revenue from Contracts with Customers, on January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2019, and 2018 are presented under ASC 606. The Company elected the modified retrospective method which requires a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and no adjustment to opening retained earnings as of January 1, 2017 was necessary.

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize the allocated revenue when the company satisfies a performance obligation

The Company derives substantially all of its revenue from product sales, specifically sale of door locksets, locksets and related hardware to customers. Revenue from product sales is recognized when control passes to the customer, which generally occurs at a point in time when products are delivered FOB (freight on board). Revenue is recorded net of tariffs, VAT and discounts.

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, if any, is also recorded in cost of goods sold.

Leases

In January 2016, the FASB issued ASU 2016-02, “Leases” (“ASU 2016-02”) requiring leases to be recognized on the balance sheet as a right-of-use asset and lease liability for all long-term leases and requiring disclosure of key information about leasing arrangements in order to increase transparency and comparability among organizations.

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require it to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

The Company measures the lease liability based on the present value of the lease payments discounted by the relevant borrowing rate and reduces the carrying value of the lease liability for lease payments made.

The Company accounts for all significant leases as either operating or finance leases. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

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The Company’s accounting for finance leases, previously referred to as “capital leases” under prior guidance, remained substantially unchanged with our adoption of ASC 842. Finance leases are included in property and equipment, net and as current and non-current financing lease liabilities in the Company’s consolidated balance sheets.

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the year ended December 31, 2019, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2016, 2017 and 2018 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 and at the rate of 17% in April 2018 and prior, certain VAT are refundable after filing rebate applications. As of December 31, 2019 and 2018, the Company is entitled to receive a refund of approximately $295,000 and $292,000, respectively, which amounts are recorded in other receivables on the Company’s consolidated balance sheets.

Related parties

Parties are considered to be related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its separate interests.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase or decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations and comprehensive loss.

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Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment.

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2019	2018
US	$10,864,110	$13,654,600
Canada	199,986	433,395
Australia	-	310,427
Others	65,847	16,647
Total	$11,129,943	$14,415,069

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2019	2018
PRC	$1,431,037	$1,625,844
Hong Kong	196,103	172,440
Total	$1,627,140	$1,798,284

Earnings (loss) per share

In accordance with ASC 260, Earnings per Share, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

Recent accounting pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Concentration of credit risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended
	December 31,
	2019		2018

Customer A	$5,092,685	45.8%	$5,358,288	37.2%
Customer B	3,084,151	27.7%	3,026,634	21.0%
Customer C	-	-	2,040,968	14.2%
	$8,176,836	73.5%	$10,425,890	72.4%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2019		2018

Customer A	$333,637	60.2%	$467,561	65.8%
Customer B	136,122	24.6%	-	-
	$469,759	84.8%	$467,561	65.8%

Supplier risk

The Company’s operations are dependent on a limited number of suppliers for its major raw materials. There can be no assurance that the Company will be able to secure the raw materials supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Company’s results of operations.

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Details of the suppliers accounting for 10% or more of total purchases are as follows:

	For the year ended
	December 31,
	2019		2018
Supplier A	$641,610	10.5%	$510,323	7.8%
Supplier B	1,182,768	19.4%	826,971	12.6%
Supplier C	495,565	8.1%	-	-
	$2,319,943	38.0%	$1,337,294	20.4%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2019		2018
Supplier A	$252,186	19.3%	$230,456	20.3%
Supplier B	250,796	19.2%	221,568	19.5%
Supplier C	151,619	11.6%	177,447	15.6%
Supplier D	142,873	10.9%	116,572	10.3%
	$797,474	61.0%	$746,043	65.7%

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had aggregate amounts of $18,914 and $5,028 of cash and cash equivalents denominated in RMB as of December 31, 2019 and 2018, respectively.

Certain transactions of the Company are denominated in HKD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

While our significant accounting policies are described in Note 3 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Internal Control over Financial Reporting

As a Company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

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Quantitative and Qualitative Disclosures about Market Risks

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to $18,914 and $5,028 as of December 31, 2019 and 2018, respectively.

 The Company’s functional and reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), and the functional currency of its PRC subsidiary is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	HKD 7.80 to $1
December 31, 2018	HKD 7.80 to $1

Income statement and cash flows items
For the year ended December 31, 2019	HKD 7.76 to $1
For the year ended December 31, 2018	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	RMB 6.9762 to $1
December 31, 2018	RMB 6.8755 to $1

Income statement and cash flows items
For the year ended December 31, 2019	RMB 6.8940 to $1
For the year ended December 31, 2018	RMB 6.6090 to $1

Substantially all of our revenues are denominated in U.S. dollars, and most of our purchases and expenditures are denominated in RMB. Changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately $[ ] million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an assumed initial offering price of $[ ] per share, the midpoint of the price range shown on the cover page of this prospectus. Assuming that we convert $1.5 million of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB7.1348 to US$1.00 to a rate of RMB6.4213 to US$1.00, will result in a decrease of RMB1,070,250 million (US$166,672 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB7.1348 to US$1.00 to a rate of RMB7.8483 to US$1.00, will result in an increase of RMB1,070,250 million (US$136,367 million) of the net proceeds from this offering.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2019 and 2018.

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OUR INDUSTRY

Mechanical Locks Market

According to Global Mechanical Locks Market Research Report: Forecast to 2025, by Market Research Future, the global mechanical lock market is projected to have a Compound Annual Growth Rate (“CAGR”) of 4.95% for the period from 2016-2025. The North America market is projected to have a CAGR of 4.71% and the Asia Pacific market is projected to be a CAGR of 5.52% for the same period. It is projected that the market will reach a size of $9,425.95 million in 2025 globally (North America and Asia Pacific market size is projected to be $2,435.98 million and $2,493.51 million, about 25.8% and 26.5% of such global market, respectively). Our products currently consist of Grade 2 and Grade 3 locks and mainly sell to the U.S.

Smart Locks Market Research

According to Global Smart Locks Market Research Report by Technavio Global Smart Lock, the global smart lock market was valued at $8,829.04 million in 2018 and is expected to grow to $17,450.10 million by 2023. For market players, this will create an incremental growth opportunity worth $8,621.06 million by 2023, which translates to around 98% of the market size in 2018. North America & APAC market is projected a CAGR of 19.45% & 54.08% in 2023.

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*Source: TECHNAVIO- Global Smart Lock Market

Global Smart Lock Market & Mechanical Locks Market

*Source: TECHNAVIO-Global Smart Lock Market & Market Research Future-Global Mechanical Locks Market Research Report

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Standard of ANSI/BHMA

BHMA works with the ANSI to develop and publish performance standards for Builders Hardware. These standards have cycle, functional strength, security, dimension and finish requirements.

Residential Grade locks are considered Grade 2 and Grade 3. Standard ANSI/BHMA A156.2-2003 establishes requirements for bored and preassembled locks and latches. The Standard includes general information, definitions, dimensional criteria, tests (procedures and required equipment) and their required results to meet grade standards.

OUR BUSINESS

Our Mission

Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems.

Overview

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers in the United States (US) and Canada and have continued to diversify and refine our product offerings over the past 30 years to meet our customers’ needs. We believe we are one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, we have obtained the ISO9001quality assurance certificate.

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors - has resulted in sustainable growth in our business and raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

Currently, approximately 98% of our revenues are from products sold to the US market, and the remaining products are sold to Canada, Australian and China markets. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

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Our Strategy

Our principal objective is to sustain continuous growth in our business and maintain our competitive advantages such that we can be positioned as a leading provider in the lockset industry. We plan to implement the following strategies and leverage our strengths to growth and develop our existing lockset business and maintain our reputation:

•	Our insistence in delivering high quality products has hurt our profit margin in light of cut-throat price competition. We constantly adjust our procurements based upon our updated production requirements and protocols that are designed to reduce our manufacturing costs and overhead, and to improve our profit margin. By designing our own automated production lines and controlling our raw material waste, we have managed to lower our labor cost and cost of raw materials. We plan to implement an enterprise resources planning system (“ERP”) to further improve our manufacturing controls and enhance the efficiency of our production processes. We maintain this procurement philosophy to enhance our profit margin. Nevertheless, even as we try to save costs, we will also be socially responsible to maintain low turnover of labor and environmental and worker safety and health protection.

•	We are currently selling products in accordance with US standards. In order to expand market segment coverage, we will conduct trial marketing of our self-branded products in Asia Pacific, especially South-east Asia. Also, we have commenced direct sales. We believe we can make some minor alternations for molds to fit the standards of the different markets.

•	To cope with limited production space in our factory in China and the potential need for relocation of production facilities due to the rapid urbanization of China, and to cope with effects of the economic downturn in the world economy and tariff disputes between US and China, we will seek to further develop the markets in south east Asia as well as to increase sales to Chinese mass consumers such as builders and developers of office buildings, residential housing, apartments and hotels. We will also seek to mitigate the potential risks of production delays by establishing more efficient production procedures, such as increasing the level of automation, using new production methods and expanding production facilities outside China.

•	To cope with cut-throat pricing by domestic manufacturers in China, we seek to maintain high quality, fine craftsmanship and efficient procurement. We are committed to designing and making affordable high-quality locksets. In order to better achieve customer satisfaction and meet customer demands, we will continue to utilize our R&D and design abilities to introduce new products and achieve and maintain lean production practices to decrease our products’ cost and increase competitiveness.

•	We will seek to strengthen cooperation plans with our strategic partners and e-commerce channels for further growth. We will expand our resources to focus on new product launches with changes in lock designs and materials. Through the strategic cooperation with regional distribution channels, we aim at expanding our product offerings and entering untapped markets. We also plan to establish strategic relationships with local market players and make acquisitions at a global level.

•	To meet increasing consumer needs for smart locks and smart home products, we will leverage our over three decades of experience, customer relationship and reputation in the mechanical lockset industry, launch smart locks and smart security as upcoming product diversification. A smart security systems is a security system that can monitor door sensors, remote CCTV and control door locks from an authorized device using a wireless protocol and a cryptographic key, or eventually, as a part of Internet of Things (IoT), the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other internet-enabled devices and systems, which will alert the users based upon pre-set conditions.

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SWOT Analysis

Our management continually analyzes our own Strengths, Weaknesses, Opportunities and Threats (SWOT) for better strategic planning and execution of our strategies. We have summarized our SWOT analysis as follows:

Strengths

- More than 3 decades of lock manufacturing industry experiences

- Sophisticated production know-how

- Internal lockset design ability to quickly respond to market needs and trends

- Internal research and development of smart lock functions and designs

- Talent and dedicated skilled manufacturing workers

- Long term customer relationship and long-standing industry reputation for new products launch and quick access to existing customers and markets

- Ability and knowledge to design automated production lines with fewer machines

- Internationally accredited quality and safety certificates

- ISO9000 certified

- Broad mechanical lock products portfolio

- Only a few peer competitors in China and South-east Asia because of high CAPEX and professional know-hows

Weaknesses

-Limited production capacity with a single facility in China

Opportunities

- Increasing demand of smart locks in global lock markets and development in South-east Asia countries

- Distribution through e-commerce channels

Our Challenges (Threats)

-US-China trade tariff war

-COVID-19 pandemic causes significant negative impact on U.S., China and world economy

-Intense competition in the market

-Difficult to obtain commercial loans without collateral in China and Hong Kong

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Our Strengths

We have more than three decades of experience in mechanical lockset manufacturing. This gave us the ability to design our own automated production lines to meet our customers’ needs effectively and efficiently. We are few of manufacturers who is able to finish complicated stamping and casting with few machineries by optimizing production progresses. Up to date of this prospectus, we are offering 108 basic designs of various locksets in our product catalogue (see “Our Products” for sample images) and we also have many other designs stored in the library of our engineering department, all of which enable us to provide our customers with products of many varieties with different functions, outlooks and colors. We have accumulated extensive design and production know-hows of our lock core in the past thirty years. Our experience and expertise in the design of mechanical locksets helps us expand our product lines and quickly respond to the changes of market trends and demands of our customers.

To comply with stringent requirements of U.S. standards, we have obtained ISO9000 certificate, and we are reviewed and audited by U.S. customers from time to time for compliance of social responsibility about labor welfare and safety, environmental protection and other requirements from such customers. To serve our customers better, we have equipped with professional keying machineries which is a very niche service being provided by lockset manufacturers in China and Asia Pacific region. In Asia, we only have a few peer competitors in China and South-east Asia due to high capital expense requirement for the manufacturing facility and professional know-hows of the products and industry.

We have launched internal research in smart locks functions, communication protocols, available designs and suppliers of electronic parts in the market as a part of our R & D process of smart lock products. Our in-depth knowledge in lockset mechanics makes it easier for us to enter into smart locks market by incorporating relevant electronic parts into our locksets. In additional, our long relationship with our customers makes it quicker for us to introduce new products including future smart locks to the market.

With our years of operation history, we have built a loyal and well trained work force and manufacturing management, which can drive manufacturing facility expansion without additional talent. Along with long-term relationships with reputable customers and recent access to e-commerce channels, we believe we are able to attract customers with our new products.

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Our Weakness

Currently, we have only one production facility that is located in China. In recent years, the tariff war between U.S. and China as well as the increase labor and raw material costs have adversely affected our gross profit. We plan to expand our production facility outside China as well develop new markets in addition to our traditional North America market.

Opportunities

The management keeps collecting market information from our customers and other public sources to decide future development of the Company. Our currently primary market, the U.S. and Canada, has always been one of three largest markets in the world. However, we would like to mitigate the risk of customer concertation and seek additional growth by exploring other markets. We plan to explore South-east Asia customers because of fragmented industrial standards of locksets in various countries, and our U.S. standards complied locksets can be sold with almost no change in production process.

Facing the increasing demand of smart living, we have done a wide range studies in smart security system products to formulate our future growth direction. We are seeking suitable small smart lock manufacturers as potential acquisition targets although we don’t have definitive targets to acquire at this moment. In addition, we are studying certain smart security application developers for future business strategic partners in smart security systems or Internet of Things (IoT), the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other Internet-enabled devices and systems which will alert the users under pre-set conditions.

We have also started selling our products under our own brand “Bamberg” on internet sales channels, such as Amazon.com, which we believe will expand our customer basis and let more people to get a chance to try our high quality products at an affordable price and build our brand name.

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Our Challenges (Threats)

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and 2019. To cope with the potential impact of an economic downturn of China and tariff disputes between China and US, we plan to further expand our market in south-east Asia and Chinese wholesales clients such as residential and commercial developers and hotel developers.

To expand our market in South-east Asia, we may face intensive competition in pricing. We will leverage with our quality our professional keying services that we will explore majorly mass scale customers such as property developers and hotel/service apartment developers. We believe marketing and selling to wholesale customers is easier and more cost efficiency than to mass end users.

In early 2020, the COVID-19 virus caused a sudden halt in economic activities and our Company had to close our office in Hong Kong and manufacturing facility in China since late January 2020 until early March 2020. Our office in Hong Kong and our manufacturing in China has resumed since mid-March 2020. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could have a material impact on its financial results for the year 2020 and could cause the potential impairment of certain assets.

Because preference in real estate collaterals for the loans by traditional commercial banks, we have difficulty to obtain sufficient financing from commercial banks in China and Hong Kong to develop new products and markets and drive our future growth. We have also studied the capital market of Hong Kong and we believe that it is tough for industrial company to seek for financing.

Our Competition

We are facing competition from worldwide brands such as Kwiksets, Schlage, and other domestic manufacturers in Hong Kong and China. The Company positions its products as affordable high-quality mechanical Grade 2 and Grade 3 locksets. In Asia, there are only a few manufacturers in China and South-east Asia that are capable of competing with us on such products.

Mechanical lockset companies have been consolidating in the last decade (see table: Competitive Landscaping, below). Sizable multinational companies keep expanding by acquiring or merging with other lockset companies. Currently, the major player in the world is ASSA Abloy AB (ASSA B: STO), a Swedish conglomerate that sells cover products and services ranging from locks, doors, gates and entrance automation, which owns brands such as Abloy, Yale Mul-T-Lock and Medeco. Other well-known brands including Kwikset by Spectrum Brands (NYSE: SPB), Schlage by Allegion PLC (NYSE: ALLE), Defiant by Home Depot (NYSE: HD), and Delaney Hardware in Cumming, USA. The PRC market is fragmented because various international lockset standards are all applicable in China. Thus, various brands of locksets all compete in PRC which makes the Chinese lockset market highly competitive.

*Source: Market Research Future - Global Mechanical Locks Market Research Report

We mostly compete with manufacturing subsidiaries and factories of those worldwide brands on product quality as well as the manufacturers in China on price. The key for our sustainability is to maintain high quality, fine craftsmanship and procurement at affordable prices. In additional, high capital expense for building a new locket manufacturing facility and our longtime created reputation set up barriers of entry by new players.

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Our Products

We produce various ODM indoor and outdoor locksets mainly for importers, builders and the construction market in the USA. Since 2016, we market our self-branded products, Bamberg, in South-east Asia. In addition, we are selling our self-branded products through reputable online shops.

•	Locksets functions

Mechanical locksets are mechanical devices which secure an opening by keeping a door closed until a release mechanism is activated. It can be a lever, knob, key, thumb-turn or button. Mechanical locksets are very common on exterior/interior doors in residential and multi-family applications. There are several types of mechanical locksets, and the most common functions for mechanical locksets are as follows:

•	Deadbolts – are used for front doors and doors which may require an additional security from a deadbolt, combined in a lockset with one of the functions above. It can be locked by a thumb-turn from the inside or by a key from the outside.

•	Entry locksets – are used for bedrooms, front doors, and back doors. It can be locked by a thumb-turn from the inside or by a key from the outside.

•	Privacy locksets – are used for restrooms or dressing rooms. It can be locked from the inside with a thumb turn for privacy, and it can be unlocked from the outside using a tool, a screwdriver for example, rather than a key.

•	Passage locksets – are used where doors do not need to lock. There is no key and no lock function.

•	Storeroom locks – are used for storerooms. It should always be locked from the outside and a key is used to open the door. When the key is removed, the door is locked from the outside again. There is no lock/unlock the door from the inside.

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Our Customized Keying Options

One of our value propositions is the ability to customize the keys for our door locksets based on specific customer requests. Below is a summary of our various professional custom-made keying options applicable to our products:

•	Types of Keying Options

The term “keying” refers to the way keys will be used to operate the cylinders that are installed in the door locksets. Keys can be assigned to different groups that will and will not open the cylinders. Keying determines which keys work at each opening. A cylinder will contain a certain number of pins generally ranging from 5 pins or more. The pins vary in height. This variation in height and the cuts on the key can generate different keying combinations. It can provide access to the cylinder to lock or unlock the locksets

•	Keyed Different (KD)

Each cylinder is keyed different. It means that each lock is operated by a unique key. A key used at one door cannot be used to open other doors.

•	Keyed Alike (KA)

Each cylinder is keyed alike. It means that every lock can be opened by the same key. This is useful in an area where a limited number of keys is required, such as a residential unit area with storage closets or common rooms that only need one key combination.

•	Master Keyed (MK)

Each cylinder has its own individual key which cannot open other locksets in the system and all locksets in the system can be opened by one master key. A master keyed system is useful where someone requires a higher level of access authority, such as the building owner.

•	Construction Keyed (CK)

A construction key is needed when contractors need entry to a building during construction. When new homes are under construction, a contractor will provide a general key to carpenters, painters, and other contractors. This allows easy access to several homes without requiring different keys, and prevents duplication and later entry into the homes once a homeowner moves in. Once construction is complete, the owner’s keys will block further access by the contractors. The following diagram shows how it works.

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Employees

As of May 31, 2020, we have a total of 394 employees. We had a total of 394 and 433 employees as of December 31, 2019 and 2018, respectively. The following table sets forth the breakdown of our employees as of May 31, 2020 by function:

Department	Headcount	Hong Kong Headquarter	PRC Production
Management	9	3	6
Finance and accounting	5	2	3
Sales and Marketing	3	3	-
Purchasing	3	-	3
Warehouse	17	-	17
Production	332	-	332
Quality Control	4	-	4
Administration	13	4	9
Technical	8	-	8
Total	394	12	382

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As of May 31, 2020, 12 of our employees were based in Hong Kong, where our principal executive offices are located, and the remaining employees are located in Dongguan, China.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we believe we have made employee benefit payments in material aspects. However, if we were found by the relevant authorities that we failed to make adequate payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Our Facilities

Our headquarter and sales office in Hong Kong are operating in an approximately 300m2 office located in an industrial building. The office is leased from a related company, Kambo Security Products Limited, with a no limit tenancy agreement. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Yu Bun Lau (Bun), Mr. Po Wang Hui (Wynn) and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We lease the property from September 1, 2019, renewable for each three years, with annual rent of HK$360,000 (approximately US$46,500).

Our manufacturing facility is operated under our WFOE named Dongguan Xingfa Metal Products Co., Ltd. (Xingfa), which is equipped with different types of machines in a 17,560 m2 production facility which is able to produce about 6,000,000 locksets per annum. Xingfa leases 15,810 m2 of land use rights for our factory from March 1, 2019 to February 28, 2024 from Dongguan Shatian Town Hengliu Equity Economic Union, a third party, with annual rent of RMB 2,606,000 (approximately US$372,000).

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Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We mostly rely on our know-how for production processes and our patents have expired. Currently, we have registered trademarks for Bamberg in the U.S. and Hong Kong, which is utilized for our self-branded products, and trademark of ILAG in Hong Kong as our group holding company logo for our general company image and marketing purpose. In addition, we have registered the following domain names for our Company and subsidiaries:

Domain name	Company
www.i-l-a-g.com	Intelligent Living Application Group Inc.
www.kambo.com.hk	Kambo Locksets Limited
www.bamberggroup.com	Bamberg (Hong Kong) Limited

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties. Monitoring unauthorized use of our intellectual properties is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual properties. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability and property insurance, nor do we maintain key-man insurance. We are self-insured for our business operations based on commercial practice in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog. On June 30, 2019, the MOFCOM and the NDRC updated Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), or 2019 Negative List which enumerates the restricted industries and the prohibited industries in relation to foreign investment, and industries not listed in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, was promulgated by the NDRC and MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

To comply with PRC laws and regulations, we rely on equity investment with our WFOE subsidiary to operate our business in China. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in 2019 Negative List. It is unclear that 2019 Negative List will be updated upon the effectiveness of Foreign Investment Law.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.

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Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights.

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology(“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which will take effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.

The Law of the PRC on the Prevention and Control of Occupational Diseases, or the Occupational Diseases Prevention Law, promulgated by the SCNPC on 27 October 2001, became effective on 1 May 2002, and latest amended on 29 December 2018 is applicable to activities for the prevention and control of diseases contracted by the workers due to their exposure in the course of work to dust, radioactive substances and other toxic and harmful substances. Pursuant to the Occupational Diseases Prevention Law, the employer shall strictly abide by the national occupational health standards and implement the measures for occupational disease prevention and control in accordance with laws and regulations. Violation of the Occupational Diseases Prevention Law may result in the imposition of fines and penalties, the suspension of operation, an order to cease operation, and/or criminal liability in severe cases.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Regulations Relating to Labor Protection

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

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Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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Regulations Relating to Taxes

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.

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Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Chinese Premier Li Keqiang on March 5, 2019 announced that the VAT of 16% and 10% that apply to the supply of certain goods and services would be reduced to 13% and 9%, respectively. These measures will leave three rates in place: 13%; 9%; and 6%, effective from April 1, 2019.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

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The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30, 2019 and became effective on January 1, 2020, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and Foreign Investment Law and the Implement the Implementing Regulations of FIL which replaced the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Hong Kong Regulations

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on 1 April 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Trademark

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on 4 April 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Bong Lau (Yu Bong Lau)	42	Chief Executive Officer, Chairman of the Board and Director
Frederick Wong (Ching Wan Wong)	53	Chief Financial Officer
Bun Lau (Yu Bun Lau)	39	Chief Operations Officer and Director
Wynn Hui (Po Wang Hui)	69	Chief Technical Officer and Director
Errol Hui (Shun Hong Hui)	31	Vice President of Engineering
Tony Zhong (Wei Zhong)	37	Vice President of Finance
Monique Ho (Ting Mei Ho)	45	Independent Director
Jochem Koehler	54	Independent Director
Kevin Wai (Hok Fung Wai)	43	Independent Director
Carina Chui (Wan Yee Carina Chui)	41	Independent Director

Biography

Bong Lau, Chief Executive Office and Chairman of the Board of the Directors of the Company (the “Board”)

Mr. Bong Lau was appointed as a director of the Board on July 17, 2019 and Chairman of the Board on June 1, 2020. Mr. Lau joined the Group in 1999 and has over 20 years of extensive experience in managing door security hardware businesses. Mr. Lau also works well together with our large and small partners geographically to build solid distribution networks, implements marketing and business expansion strategies. He is primarily responsible for the overall sales strategy, distribution management and corporate strategies of the Group. In 1996, Mr. Lau studied in Civil Engineering at the University of Alberta for 2 years.

Frederick Wong, Chief Financial Officer

Mr. Wong was appointed as our Chief Financial Officer on June 1, 2020. He has almost 30 years’ experience in accounting, internal control, financial control and capital markets. He has served as compliance offer for China Finance Investment Holdings Limited (Stock Code: 0875.HK) from November 1, 2018 to May 31, 2020. Mr. Wong has also served as a member of the board of directors for On Real International Holdings Limited (now known as Cocoon Holdings Limited) (Stock Code: 8510.HK) since March 31, 2016 and Top Standard Corp. (Stock Code: 8245.HK) since January 24, 2020. From September 2017 to August 2018, Mr. Wong was the chief financial officer of O Media Limited, a Macau media company in gaming. He was a director of Network CN, Inc. (stock code: NWCN) in U.S.A. between September 2015 and July 2017, and the authorised representative and company secretary of China Oil Gangran Energy Group Holdings Limited (Stock Code: 8132.HK) from December 2015 to November 2016 and continued acting as the authorised representative until January 2017. Mr. Wong is a CPA of Hong Kong, CPA of Canada, CPA of Australia and fellow member of Hong Kong Institute of Taxation. Mr. Wong received a Bachelor of Business Administration from the Chinese University of Hong Kong in 1989, a Bachelor or Business from the University of Southern Queensland, Australia, in 1992 and studied EMBA courses offered by the Troy University (formerly known as Troy State University), Alabama, U.S. from 1999 to 2000.

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Bun Lau, Chief Operating Officer and Director

Mr. Bun Lau was appointed as a director of the Board on July 17, 2019. Mr. Lau joined the Company in 2005 and has over 15 years of working experience in the door security hardware industry. Mr. Bun Lau is the brother of Mr. Bong Lau. Mr. Lau is primarily responsible for the business development and product sales strategy. He is also responsible for the corporate strategies of the Company and the overall administrative management process. Prior to joining the Company, he worked at Citic Ka Wah Bank and was responsible for reviewing credit limits, acceptable levels of risk, terms of payment and enforcement actions with customers from 2003 to 2004. Mr. Lau graduated from The University of Alberta in Canada majoring in Decision Information System and Management in 2003.

Wynn Hui, Chief Technology Officer and Director

Mr. Hui is one of the founders of the Company and he has been with the Company since 1981. He is also the Managing Director of Xingfa, our manufacturing factory in China. Wynn has over 50 years’ experience in factory production specialized in manufacturing plastic, metal and electronic products in the security hardware industry.

Errol Hui, Vice President of Engineering

Mr. Hui joined the Company in 2013. Mr. Hui is primarily responsible for the product development, product management and continuous enhancement of production management. He is also responsible for the corporate strategies of the Company. Mr. Hui graduated from The University of Manchester in U.K. majoring in Actuarial Science in 2011.

Tony Zhong, Vice President of Finance

Mr. Zhong joined the Company on February 1, 2020. Mr. Zhong has over 10 years of experience in accounting, internal control, financial control, SEC reporting and capital markets. Since 2011, Mr. Zhong has been the Vice President of Finance of SGOCO Group, Ltd. (NASDAQ: SGOC). He was a Financial Manager of China Hydroelectric Corporation, from 2007 to 2011. Mr. Zhong started his career with KPMG in Beijing from 2005 to 2006. He received a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK in 2005, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK in 2015. Mr. Zhong is a Chartered Global Management Accountant, and was also admitted as a Fellow of the chartered institute of Management Accountants on December 21, 2018.

Monique Ho, Independent Director

Ms. Ho was appointed as a director of the Company on June 1, 2020. Ms. Ho is a marketing savvy director who has over 20 years of experience in media. She is the founder and Chief Executive Officer of Toppa Media Savvy Limited (TMS) that is listed on the Stock Exchange of Hong Kong under OOH Holdings Limited (Stock Code: 8091.HK) since 2018. Ms. Ho is also the co-founder of an online fashion media ztylez.com, established in 2017. In her early years after graduating with a Bachelor of Science Degree from California State University, Los Angeles in 1997, Ms. Ho was a junior Marketing Officer at Cable News Network (CNN) in CNN Asia Pacific Headquarter in Hong Kong from 1999 to 2000.

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Kevin Wai, Independent Director

Mr. Wai was appointed as a director of the Company on June 1, 2020. Mr.Wai has served as the president and a director of Iweb, Inc. (OTCQB: IWBB) since December, 2016. Mr. Wai has served as a director of SGOCO Group Ltd. (NASDAQ: SGOC) since December 2015, focusing on display and computer products and energy saving products and services. Mr. Wai has also served as a director of Wahfong Industrial Development Co., Ltd., a manufacturing company located in the PRC producing women’s clothing, since 2002, and as a director of Hebort International Limited, an exporter and wholesaler of wine, cigarettes and other products, since 2006. Hebort is a partner of Silverbear Capital and a strategic partner of UNIDO in exploring solar, Green and energy saving industry. Mr. Wai provides consulting services from time to time to companies exploring mining and energy projects internationally. Mr. Wai received his high school certificate from the Jockey Club TI-I College in Hong Kong in 1996, his Diploma of Account and Finance from the Sydney Institute of Business and Technology in 1998, and his Bachelor of Account and Finance from Macquarie University in Sydney, Australia in 2002.

Jochem Koehler, Independent Director

Mr. Koehler was appointed as a director of the Company on June 1, 2020. Mr. Koehler has over 30 years of experience in global sourcing and supply chain operations with specific expertise in developing product commercialization, cost and margin optimization programs, efficient supply chains and sustainable global sourcing platforms and strategies. He worked as a senior director of global sourcing for MNS & Fortune 500 companies (UTC / PUMA / Dollar General) since 2000s. Since 2017, he is a director and partner of Tak Sang (Sze’s) Co Ltd and is a managing Partner of Oculas Virtual Manufacturing Limited sourcing for Fashion Brands. He studied Law & Economics at University of Frankfurt & Bayreuth and received the Bachelor of Arts degree in 1988.

Carina Chui, Independent Director

Ms. Chui was appointed as a director of the Company on June 1, 2020. Ms. Chui has over 16 years of finance and accounting experience from accounting, auditing and corporate financial management.   She is a fellow member of the Hong Kong Institute of Certified Public Accountants (HKICPA) since 2013 and The American Institute of Certified Public Accountants (AICPA) since 2011. She received a Bachelor degree in Economics from University of California, Los Angeles in 2001 and an MBA from Hong Kong University of Science and Technology in 2014.

Employment Agreements, Director Agreements and Indemnification Agreements.

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will be entitled solely to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. An executive officer is not necessarily entitled to severance payments upon any termination.

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An executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date.  In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

During the fiscal year ended December 31, 2019, we paid an aggregate of approximately $339,519 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We plan to enter into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we plan to enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Compensation of Directors and Executive Officers

The following table shows the annual compensation paid by us for the years ended 2019 and 2018.

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Bong Lau/ CEO(1)	2019	$94,771	$-	$-	$94,771
	2018	$94,771	$-	$-	$94,771

Frederick Wong / CFO (2)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

Bun Lau / Chief Operating Officer (3)	2019	$76,369	$-	$-	$76,369
	2018	$76,369	$-	$-	$76,369

Wynn Hui / Chief Technology Officer (4)	2019	$92,010	$-	$-	$92,010
	2018	$92,010	$-	$-	$92,010

Errol Hui / Vice President of Engineering (5)	2019	$76,369	$-	$-	$76,369
	2018	$76,369	$-	$-	$76,369

Tony Zhong / Vice President of Finance (6)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

Monique Ho / independent director (7)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

Jochem Koehler / independent director (8)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

Kevin Wai / independent director (9)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

Carina Chui / independent director (10)	2019	$-	$-	$-	$-
	2018	$-	$-	$-	$-

(1)	Appointed Chairman and CEO of the Company, effective as of June 1, 2020.
(2)	Appointed CFO of the Company effective as of June 1, 2020.
(3)	Appointed Chief Operating Officer of the Company effective as of June 1, 2020.
(4)	Appointed Chief Technology Officer of the Company effective as of June 1, 2020.
(5)	Appointed Vice President of Engineering of the Company effective as of June 1, 2020.
(6)	Appointed Vice President of Finance of the Company effective as of February 1, 2020.
(7)	Appointed independent director of the Company effective as of June 1, 2020.
(8)	Appointed independent director of the Company effective as of June 1, 2020.
(9)	Appointed independent director of the Company effective as of June 1, 2020.
(10)	Appointed independent director of the Company effective as of June 1, 2020.

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Board of Directors and Committees

Our Board currently only consists of 7 directors. We will also establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

Ms. Carina Chui, Mr. Kevin Wai and Ms. Monique Ho will be members of our Audit Committee, where Ms. Carina Chui shall serve as the chairlady. All proposed members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We intend to adopt and approve a charter for the Audit Committee prior to consummation of this offering. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

•	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

•	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

•	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Ms. Carina Chui possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Ms. Monique Ho, Mr. Kevin Wai and Ms. Carina Chui will be members of our Compensation Committee and Ms. Monique Ho shall be the chairlady.  All members of our Compensation Committee will be qualified as independent under the current definition promulgated by Nasdaq. We intend to adopt a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;
●	To make recommendations to the board of directors with respect to incentive compensation plans and equity based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;
●	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;
●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;
●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;
●	To determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

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Nominating and Corporate Governance Committee

Mr. Kevin Wai, Mr. Jochem Koehler and Ms. Monique Ho will be members of our Nominating and Corporate Governance Committee and Mr. Kevin Wai shall be the chairman.  All members of our Nominating and Corporate Governance Committee will be qualified as “independent” under the current definition promulgated by Nasdaq. We intend to adopt a charter for the Nominating and Corporate Governance Committee prior to consummation of this offering. In accordance with its charter, the Nominating and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;
●	Recommend directors for appointment to Board committees;
●	Make recommendations to the board of directors as to determinations of director independence;
●	Oversee the evaluation of the board of directors;
●	Make recommendations to the board of directors as to compensation for the Company’s directors; and
●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

Director Independence

Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Ms. Monique Ho, Mr. Jochem Koehler, Mr. Kevin Wai and Ms. Carina Chui will be “independent directors” as defined by Nasdaq.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

Mr. Bong Lau and Mr. Bun Lau are brothers and Mr. Wynn Hui is the father or Mr. Errol Hui. Except for the foregoing family relationship, there are no family relationships among our other directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

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•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and may be removed by the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 13,000,000 ordinary shares issued and outstanding as of the date of this prospectus, and ______ ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Intelligent Living Application Group Inc., Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Street, Kwai Chung, New Territories, Hong Kong, Tel: + (852) 2481 7938.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number of shares	Percentage of shares	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Bong Lau	2,340,000	18.00%	2,340,000		%
Bun Lau	2,340,000	18.00%	2,340,000		%
Wynn Hui	2,340,000	18.00%	2,340,000		%
Frederick Wong	—	—	—	—
Errol Hui	2,340,000	18.00%	2,340,000		%
Tony Zhong	—	—	—	—
Monique Ho	—	—	—	—
Jochem Koehler	—	—	—	—
Kevin Wai	—	—	—	—
Carina Chui	—	—	—	—
5% or Greater Shareholders:
Bong Lau	2,340,000	18.00%	2,340,000		%
Bun Lau	2,340,000	18.00%	2,340,000		%
Wynn Hui	2,340,000	18.00%	2,340,000		%
Errol Hui	2,340,000	18.00%	2,340,000		%
All directors and executive officers as a group (10 individuals)	9,360,000	72%	9,360,000		%

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RELATED PARTY TRANSACTIONS

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements.”

Our headquarters and sales office in Hong Kong are operating in an approximately 300 m2 office located in an industrial building. The office is leased from a related company, Kambo Security Products Limited, with a no limit tenancy agreement. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Yu Bun Lau (Bun), Mr. Po Wang Hui (Wynn) and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We lease the property from September 1, 2019 with annual rent of HK$360,000 (approximately US $46,500).

On November 3, 2017, the Company obtained credit facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6,000,000 (approximately US $769,000) for working capital purposes. The credit facility bears interest at 5.5% per annum and it is personally guaranteed by Mr. Po Wang Hui and Mr. Yu Bong Lau directors of the Company. The credit facility is also collateralized by a property owned by Kambo Security Products Limited, a related party. As of December 31, 2019 and 2018, the Company utilized approximately $142,334 and $660,578 of the credit line, respectively.

On December 31, 2019, the Company and Mr. Po Wang Hui entered into an agreement whereby Mr. Hui agreed to forgive the amount of working capital advances of $1,173,849 in full with no resource. For accounting purposes, the advances forgiven was recorded as a capital contribution to the Company.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law.

Our authorized share capital is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share.  As of the date of this prospectus, 13,000,000 ordinary shares are outstanding.

Ordinary shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board of our company except the following:

• profits; or

• “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

No dividend shall bear interest against the Company.

Voting Rights.  The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote.  On a poll every shareholder entitled to vote (in person or by proxy) and shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than ten percent of the paid up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy

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Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.  Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  We may issue shares that are, or at the Company’s option, or at the option of the holders of such shares are, subject to redemption on such terms and in such manner as it may, before the issuance of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and the company has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.  Holders of ordinary shares will have no pre-emptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.  If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles, be modified or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection to the public;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Warrants

There are no outstanding warrants to purchase any of our securities. We have agreed to issue to the Underwriter (defined below), on the closing date of this offering, warrants exercisable at a price equal to 120% of the public offering price of the ordinary shares offered hereby, to purchase 10% of the aggregate number of ordinary shares sold in this offering. See “Underwriter’s Warrant” on page 119 for more information about these warrants.

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Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Law is modelled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but may not succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which may be persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for actions, losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is similar to that required under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in the bona fide best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities may be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

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Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares.  We cannot assure you that a liquid trading market for our ordinary shares will develop on Nasdaq or be sustained after this offering.  Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.  Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [__] ordinary shares outstanding.   The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, 13,000,000 ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of 13,000,000, or 100%, of our currently outstanding ordinary shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of 180 days after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining [__] shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	[__]	Freely tradable shares sold in the offering.

90 days	[__]	shares saleable under Rule 144.

Twelve months	[__]	shares saleable after expiration of the lock-up.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our share capital acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

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•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months;

•	and the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•	1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [__] ordinary shares immediately after this offering; or

•	the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We and each of our officers, directors and existing shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or ordinary shares issuable upon exercise of options or warrants held by these persons until after 180 days following the date of this prospectus.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our Chinese counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Foster Garvey, P.C., our U.S. counsel.

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Cayman Islands Taxation

Under the law of the Cayman Islands as currently in effect, a holder of the securities who is not a resident of the Cayman Islands is not liable for Cayman Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the Cayman Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The Cayman Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Law.

There are no capital gains, gift or inheritance taxes levied by the Cayman Islands on companies incorporated under the Companies Law. In addition, shares of companies incorporated under the Companies Law are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands or between China and the Cayman Islands.

People’s Republic of China Taxation

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hing Fat Industrial Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of ordinary shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

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United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

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Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2020 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

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If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

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UNDERWRITING

Network 1 Financial Securities, Inc. is serving as the underwriter (the “Underwriter”). Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to them, on a firm commitment basis, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below.

Name	Number of shares
Network 1 Financial Securities, Inc.
Total

The underwriting agreement will provide that the underwriter is obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The Underwriter is offering the shares when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The Underwriter has advised us that it proposes to offer our ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $[●] per share. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Underwriter and selected dealers may re-allow a concession to other dealers, including the Underwriter, of not more than $[●] per share. After completion of the public offering of the shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the Underwriter.

We have been advised by the Underwriter that it intends to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the Underwriter or certain of the securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted a 45-day option to the Underwriter, exercisable one or more times in whole or in part, to purchase up to an additional [●] ordinary shares on the same terms as the other shares being purchased by the Underwriter from us, underwriting discounts and commissions to cover over-allotments, if any. The Underwriter may exercise this option only to cover over-allotments made in connection with this offering. If the Underwriter exercises this option in whole or in part, then the Underwriter will be committed, subject to the conditions described in the underwriting agreement, to purchase the additionally offered securities in proportion to each of their commitments set forth in the prior table.

Underwriter’s Compensation

Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the Underwriter to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the Underwriter. We have agreed to sell the shares to the Underwriter, (i) with respect to sales of shares to investors introduced by the Underwriter in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a 7.5% underwriting discount; and (ii) with respect to sales of ordinary shares to investors introduced by Company in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a 7.5% underwriting discount.

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The following table shows the per-share price and total underwriting discounts and commissions to be paid to the Underwriter. Such amounts are shown assuming both no exercise and full exercise of the Underwriter’ option to purchase [●] additional shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment option

Discounts & Commissions	[●]	[●]	[●]

Non-Accountable Expense Allowance	[●]	[●]	[●]

Net Proceeds to the Company	[●]	[●]	[●]

Expense Reimbursement

We have agreed to pay a corporate finance fee to the Underwriter equal to 1.5% of the gross proceeds received in this offering. In addition, we have also agreed to pay or reimburse the maximum amount of $150,000 to the Underwriter for its out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the Underwriter’s outside legal counsel. All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the Underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $______, including (i) a maximum aggregate reimbursement of $150,000 of the Underwriter’s accountable expenses, and (ii) corporate finance fee of 1.5% of the gross proceeds from this offering.

Underwriter Warrants

In addition, we have agreed to grant the Underwriter non-redeemable warrants to purchase an amount equal to ten percent (10%) of the Ordinary Shares sold in the offering, which warrants will be exercisable six months after the closing of the offering, have a five (5) year term after the effective date of the registration statement, of which this prospectus forms part, and a cashless exercise feature. Such warrants are exercisable at a price of 120% of the public offering price of the Ordinary Shares offered pursuant to this offering. We will register the shares underlying the Underwriter Warrants and will file all necessary undertakings in connection therewith. The Underwriter Warrants shall not be sold during the Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement, except that they may be transferred to any member participating in the Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Underwriter Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying Ordinary Shares at the Company’s expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights for a period of five years after the effective date of the registration statement at the Company’s expense. The Underwriter’s Warrants shall further provide for adjustment in the number and price of such warrants (and the Ordinary Shares underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent dilution. The Underwriter will have the option to exercise their warrants at any time, provided that such shares are not transferred during the lock-up period; the 180-day lock period will remain on these underlying shares.

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Lock-up Agreements

Each of our executive officers and directors and all existing holders of all of our shares outstanding prior to the effective date of this offering, have agreed with the Underwriter not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, hypothecate, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares, without the prior written consent of the Underwriter, for a period of 180 days after the date of this prospectus.

Stabilization

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the Underwriter may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our shares. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the Underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position or to stabilize the price per share of our ordinary shares, the Underwriter may bid for, and purchase, shares in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of ordinary shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the Underwriter sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the Underwriter are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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The Underwriter may also impose a penalty bid. This occurs when a particular underwriter repays to the Underwriter a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, ordinary shares in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market or otherwise.

In connection with this offering, the Underwriter and selling group members, if any, or their affiliates may engage in passive market making transactions in ordinary shares on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common share and or warrants in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The Underwriter does not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

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Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. The public offering price of the ordinary shares offered by this prospectus has been determined by negotiation between us and the Underwriter. Among the factors considered in determining the public offering price of the ordinary shares were:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our products and services;

●	The experience and skills of our executive officers; and

●	The general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ordinary shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the ordinary shares can be resold at or above the public offering price.

Listing

We plan to apply for the listing of our ordinary shares on The Nasdaq Capital Market under the symbol “ILAG”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter, and should not be relied upon by investors.

Other Relationships

The Underwriter has informed us that it does not expect to confirm sales of our ordinary shares offered by this prospectus to any accounts over which they exercise discretionary authority.

Some of the Underwriter and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

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Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)       you confirm and warrant that you are either a:

(i)      “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)     “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)    person associated with the company under section 708(12) of the Corporations Act; or

(iv)   “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)       you warrant and agree that you will not offer any of the ordinary shares issued to you pursuant to this document for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.  The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations . Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

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●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the Underwriter to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the Underwriter to produce a prospectus for such offer. Neither we nor the Underwriter has authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the Underwriter which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and Underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

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In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. This prospectus may not be circulated or distributed in Hong Kong. Please note that the ordinary shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ordinary shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

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Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan. The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Foster Garvey PC, with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman.   The Company is being represented by Allbright Law Offices with regard to PRC law and Stevenson, Wong & Co. with regard to Hong Kong law. Foster Garvey PC may rely upon Conyers Dill & Pearman with respect to all matters governed by Cayman Islands law, may rely upon AllBright Law Offices with respect to matters governed by PRC law, and may rely upon Stevenson, Wong& Co. with respect to matters governed by Hong Kong law. VCL Law LLP, is acting as U.S. counsel for the underwriter. Dahui Lawyers is acting as the PRC counsel for the underwriter.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018 included herein and in the registration statement have been so included in reliance on the report of Wei, Wei & Co., LLP , an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue Flushing, New York 11354.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.i-l-a-g.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

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INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Living Application Group Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Intelligent Living Application Group Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

May 28, 2020

We have served as the Company’s auditor since 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
ASSETS	USD	USD
CURRENT ASSETS
Cash and cash equivalents	$1,069,879	$1,267,568
Accounts receivable	553,785	710,419
Inventories	3,429,038	3,665,010
Prepayments	67,896	215,842
Other receivables	327,854	355,586
Total current assets	5,448,452	6,214,425

NON-CURRENT ASSETS:
Deposits	3,987	3,987
Property and equipment, net	1,627,140	1,798,284
Right-of-use assets, net	1,429,558	-
Total non-current assets	3,060,685	1,802,271

Total assets	$8,509,137	$8,016,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,305,428	$1,133,996
Advance from customers	44,356	15,526
Other payables and accruals	1,041,290	1,034,634
Amount due to related party	-	425,435
Taxes payable	26,229	13,519
Bank borrowings	142,334	660,578
Finance lease liabilities – current	31,977	30,999
Operating lease liabilities - current	390,489	-
Total current liabilities	2,982,103	3,314,687

NON-CURRENT LIABILITIES:
Finance lease liabilities	41,345	73,322
Operating lease liabilities	1,101,320	-
Total non-current liabilities	1,142,665	73,322

Total liabilities	4,124,768	3,388,009

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0001 per share; 500,000,000 shares authorized; 13,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	1,300	1,300
Additional paid-in capital	4,217,877	3,044,028
Retained earnings	415,875	1,694,516
Accumulated other comprehensive loss	(250,683)	(111,157)
Total shareholders’ equity	4,384,369	4,628,687

Total liabilities and shareholders’ equity	$8,509,137	$8,016,696

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2019	2018
	USD	USD
REVENUES	$11,129,943	$14,415,069

COST OF GOODS SOLD	(10,011,940)	(13,437,630)

GROSS PROFIT	1,118,003	977,439

SELLING AND MARKETING EXPENSES	(181,144)	(278,519)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,318,997)	(2,099,815)
FINANCIAL COSTS	(26,338)	(49,100)

LOSS FROM OPERATIONS	(1,408,476)	(1,449,995)

OTHER INCOME (EXPENSE)
Interest income	817	697
Foreign exchange gain (loss)	35,551	(30,767)
Other income	93,467	70,759
Total other income, net	129,835	40,689

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,278,641)	(1,409,306)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(1,278,641)	$(1,409,306)

COMPREHENSIVE LOSS
Net loss	$(1,278,641)	$(1,409,306)
Foreign currency translation loss	(139,526)	(28,332)

COMPREHENSIVE LOSS	$(1,418,167)	$(1,437,638)

Weighted average number of ordinary shares outstanding Basic and diluted	13,000,000	13,000,000

LOSS PER SHARE – BASIC AND DILUTED	$(0.10)	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock				Accumulated
			Additional		Other
	Number of	Par	Paid-in	Retained	Comprehensive
	Shares*	Value	Capital	Earnings	Loss	Total
		USD	USD	USD	USD	USD
BALANCE, December 31, 2017	13,000,000	$1,300	$3,044,028	$3,103,822	$(82,825)	$6,066,325

Net loss	-	-	-	(1,409,306)	-	(1,409,306)
Foreign currency translation adjustment	-	-	-	-	(28,332)	(28,332)
BALANCE, December 31, 2018	13,000,000	1,300	3,044,028	1,694,516	(111,157)	4,628,687

Net loss	-	-	-	(1,278,641)	-	(1,278,641)
Shareholder contribution	-	-	1,173,849	-	-	1,173,849
Foreign currency translation adjustment	-	-	-	-	(139,526)	(139,526)
BALANCE, December 31, 2019	13,000,000	$1,300	$4,217,877	$415,875	$(250,683)	$4,384,369

* The shares are presented on a retroactive basis to reflect the share exchange between the parent holding company Intelligent Living Application Group Inc. and it’s wholly-owned subsidiary Intelligent Living Application Group Limited.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATFD STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,278,641)	$(1,409,306)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	283,900	304,506
Change in operating assets and liabilities
Accounts receivable	156,634	875,960
Inventories	235,972	957,199
Prepayments	147,946	(143,181)
Other receivables	27,732	136,843
Deposits	-	(3,987)
Accounts payable	171,432	(746,792)
Advance from customers	28,830	(16,566)
Other payables and accruals	6,656	(372,967)
Amount due to/due from related party	(564,732)	1,229,262
Taxes payable	12,710	(288,342)
Operating lease liabilities	62,251	-
Net cash (used in) provided by operating activities	(709,310)	522,629

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(112,755)	(112,757)
Net cash (used in) investing activities	(112,755)	(112,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of principal finance lease	(31,000)	(72,867)
Proceeds from shareholder contribution	1,173,849	-
(Repayments of) proceeds from bank borrowings-net	(518,244)	451,881
Net cash provided by financing activities	624,605	379,014

EFFECT OF EXCHANGE RATE ON CASH	(229)	(1,861)

NET (DECREASE) INCREASE IN CASH	(197,689)	787,025

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,267,568	480,543

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,069,879	$1,267,568

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$16,688	$27,360
Cash paid for income taxes	$-	$-

OTHER NON-CASH TRANSACTIONS
Operating right-of-use assets recognized for related operating lease liabilities	$1,429,558	$-

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 1 - ORGANIZATION AND BUSINESS

Intelligent Living Application Group Inc. (“ILA”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of the manufacture and sale of door locksets. The Company sells its door locksets primarily to customers in the United States (“US”) and Canada; and sells its locksets and related hardware to customers in Thailand, Australia and Republic of China (“PRC”).

ILA is a holding company incorporated in the Cayman Islands on July 17, 2019, under the Cayman Islands Companies Law as an exempted company with limited liability. ILA has no substantive operations other than holding all of the outstanding share capital of Intelligent Living Application Group Limited (“ILA BVI”). ILA BVI was established under the laws of the British Virgin Islands on March 19, 2014; and it is also a holding company holding all of the outstanding equity of Kambo Hardware Limited, Kambo Locksets Limited, Bamberg (HK) Limited, Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd.

		Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
		100%

		Intelligent Living Application Group Limited (incorporated in British Virgin Islands)
		100%

100%	100%		100%	100%

Kambo Hardware Limited (incorporated in Hong Kong, PRC)	Kambo Locksets Limited (incorporated in Hong Kong, PRC)		Bamberg (HK) Limited (incorporated in Hong Kong, PRC)	Hing Fat Industrial Limited (incorporated in Hong Kong, PRC)
				100%

				Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

Business Reorganization

A reorganization of the Company’s legal entity structure was completed in October 2019. The reorganization involved the incorporation of ILA in July 2019; and the approval of a share exchange arrangement by the boards of ILA and ILA BVI in October 2019. Pursuant to the reorganization, ILA took control of ILA BVI and its wholly owned subsidiaries by exchanging all the outstanding common stock of ILA BVI with ordinary shares of ILA. In April 2020, ILA and ILA BVI executed a Share Exchange Agreement to exchange 2,550,000 common stock of ILA BVI for 12,990,000 ordinary shares of ILA.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Below is a summary of legal entities controlled by ILA after the reorganization.

Legal Entity	Date of	Place of	Principal activities
	incorporation	incorporation

Intelligent Living Application Group Limited	March 19, 2014	British Virgin Islands	Holding company

Kambo Locksets Limited	March 26, 2014	Hong Kong, PRC	Sale of door locksets to North American market

Kambo Hardware Limited	February 25, 2015	Hong Kong, PRC	Sale of locksets and related hardware to other markets

Bamberg (HK) Limited	June 24, 2016	Hong Kong, PRC	Sale of self-branded door locksets

Hing Fat Industrial Limited	March 23, 2009	Hong Kong, PRC	Designs door locksets; holding company of Dongguan Xingfa

Dongguan Xingfa Hardware Products Co., Ltd.	August 6, 1993	The People Republic of China (the “PRC”)	Manufactures door locksets

NOTE 2 – GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of $1,278,641 and $1,409,306 for the years ended December 31, 2019 and 2018, respectively. Management has evaluated its available cash balance against its working capital requirements, and believes that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

The Company’s profitability was negatively impacted by the ongoing trade war between the US and the PRC. If the trade war continues to escalate, the Company’s gross profit could be significantly reduced and it may need to raise additional funds for working capital purposes. Management’s plans to raise additional funds from (1) the sale of its equity securities (2) bank borrowings, and/or (3) short-term borrowings from the stockholders or other related parties. However, there is no assurance that the Company will be successful in accomplishing any of its aforementioned plans.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

As a result of the coronavirus pandemic, the Company’s manufacturing facility in Dongguan, the PRC remained closed from January 20, 2020 until March 16, 2020. The shutdown has adversely impacted our projected revenue and operating cash flows for the first quarter of 2020. Additionally, even if the Company raises sufficient capital to support its operations and generates adequate revenues, there can be no assurance that the Company will be profitable in 2020. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and residual value of property and equipment. Actual results could differ from those estimates.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), and the functional currency of its PRC subsidiary is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	HKD 7.80 to $1
December 31, 2018	HKD 7.80 to $1

Income statement and cash flows items
For the year ended December 31, 2019	HKD 7.76 to $1
For the year ended December 31, 2018	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2019	RMB 6.9762 to $1
December 31, 2018	RMB 6.8755 to $1

Income statement and cash flows items
For the year ended December 31, 2019	RMB 6.8940 to $1
For the year ended December 31, 2018	RMB 6.6090 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2019 and 2018, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents trade receivables from customers. Accounts receivable overdue after one year are considered to be written off. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2019 and 2018, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determine if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2019 and 2018, the Company determined that no allowance was necessary.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Prepayments and deposits

Prepayments consist of prepaid taxes, prepaid insurance, and prepaid software license. Deposits are for long term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2019 and 2018, management believe that the Company’s prepayments and deposits are not impaired.

Property and equipment

Property and equipment are stated at cost net of accumulated depreciation, amortization and impairment, if necessary. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Category	Estimated useful life
Office equipment	5-10 years
Production equipment	5-10 years
Motor vehicles	5-10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

Fair value measurements

The Company applies the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 820-Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs, other than those in Level 1, that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset or transfer a liability.

The carrying amounts reported in the consolidated balance sheets included in current assets and current liabilities approximate their fair value based on the short-term nature of these instruments. The carrying amount of finance lease liabilities and operating lease liabilities approximate their fair values since they bear an interest rate which approximates the market interest rate.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Revenue recognition

The Company early adopted the new revenue standard FASB ASC 606, Revenue from Contracts with Customers, on January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2019, and 2018 are presented under ASC 606. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and no adjustment to opening retained earnings as of January 1, 2017 was necessary.

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize the allocated revenue when the company satisfies a performance obligation

The Company derives substantially all of its revenue from product sales, specifically sale of door locksets, locksets and related hardware to customers. Revenue from product sales is recognized when control passes to the customer, which generally occurs at a point in time when products are delivered FOB (freight on board). Revenue is recorded net of tariff, VAT and discounts.

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, if any, is also recorded in cost of goods sold.

Leases

In January 2016, the FASB issued ASU 2016-02, “Leases” (“ASU 2016-02”) requiring leases to be recognized on the balance sheet as a right-of-use asset and lease liability for all long-term leases and requiring disclosure of key information about leasing arrangements in order to increase transparency and comparability among organizations.

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require it to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

The Company measures the lease liability based on the present value of the lease payments discounted by the relevant borrowing rate and reduces the carrying value of the lease liability for lease payments made.

The Company accounts for all significant leases as either operating or finance leases. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

The Company’s accounting for finance leases, previously referred to as “capital leases” under prior guidance, remained substantially unchanged with our adoption of ASC 842. Finance leases are included in property and equipment, net and as current and non-current financing lease liabilities in the Company’s consolidated balance sheets.

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the year ended December 31, 2019, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2016, 2017 and 2018 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 or at the rate of 17% in April 2018 and prior, certain VAT are refundable after filing rebate applications. As of December 31, 2019 and 2018, the Company is entitled to receive a refund of approximately $295,000 and $292,000, respectively, which amounts are recorded in other receivables on the Company’s consolidated balance sheets.

Related parties

Parties are considered to be related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its separate interests.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase or decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations comprehensive loss.

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment.

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2019	2018
US	$10,864,110	$13,654,600
Canada	199,986	433,395
Australia	-	310,427
Others	65,847	16,647
Total	$11,129,943	$14,415,069

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2019	2018
PRC	$1,431,037	$1,625,844
Hong Kong	196,103	172,440
Total	$1,627,140	$1,798,284

Earnings (loss) per share

In accordance with ASC 260, Earnings per Share, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Recent accounting pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Concentration of credit risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the years ended
	December 31,
	2019		2018

Customer A	$5,092,685	45.8%	$5,358,288	37.2%
Customer B	3,084,151	27.7%	3,026,634	21.0%
Customer C	-	-	2,040,968	14.2%
	$8,176,836	73.5%	$10,425,890	72.4%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2019		2018

Customer A	$333,637	60.2%	$467,561	65.8%
Customer B	136,122	24.6%	-	-%
	$469,759	84.8%	$467,561	65.8%

Supplier risk

The Company’s operations are dependent on a limited number of suppliers for its major raw materials. There can be no assurance that the Company will be able to secure the raw materials supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Company’s results of operations.

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	For the years ended
	December 31,
	2019		2018
Supplier A	$641,610	10.5%	$510,323	7.8%
Supplier B	1,182,768	19.4%	826,971	12.6%
Supplier C	495,565	8.1%	-	-%
	$2,319,943	38.0%	$1,337,294	20.4%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2019		2018
Supplier A	$252,186	19.3%	$230,456	20.3%
Supplier B	250,796	19.2%	221,568	19.5%
Supplier C	151,619	11.6%	177,447	15.6%
Supplier D	142,873	10.9%	116,572	10.3%
	$797,474	61.0%	$746,043	65.7%

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had aggregate amounts of $18,914 and $5,028 of cash and cash equivalents denominated in RMB as of December 31, 2019 and 2018, respectively.

Certain transactions of the Company are denominated in HKD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance for doubtful accounts is as follows:

	As of December 31,
	2019	2018
Accounts receivable	$553,785	$710,419
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$553,785	$710,419

As of December 31, 2019 and 2018, no allowance for doubtful accounts has been established as management believes that amounts outstanding are fully collectible. During the years ended December 31, 2019 and 2018, the Company did not have any bad debt expense or account write offs.

NOTE 5 - INVENTORIES

The composition of inventories are as follows:

	As of December 31,
	2019	2018
Raw materials	$41,350	$133,136
Work-in-progress	2,947,780	3,207,862
Finished goods	439,908	324,012
Total	$3,429,038	$3,665,010

During the years ended December 31, 2019 and 2018, there were no inventory reserves or inventory write offs.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2019	2018
Office equipment	$133,656	$95,237
Production equipment	3,241,604	3,397,414
Motor vehicles	311,108	443,665
Leasehold improvements	114,394	72,073
Less: accumulated depreciation and amortization	(2,173,622)	(2,210,105)
Property and equipment, net	$1,627,140	$1,798,284

Total depreciation and amortization expenses were $283,900 and $304,506 for the years ended December 31, 2019 and 2018, respectively. Included in property and equipment, net were assets under finance leases of $70,472 and $102,998 as of December 31, 2019 and 2018, respectively. The amount of related depreciation expenses related to assets under finance leases were $32,526 and $32,526 during the years ended December 31, 2019 and 2018, respectively.

NOTE 7 - OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the followings:

	As of December 31,
	2019	2018
Accrued production cost	$415,296	$399,867
Payable related to fixed assets purchase	48,791	60,121
Accrued salary	294,357	311,935
Accrued social security benefits	133,428	137,669
Accrued utilities	58,247	58,940
Accrued professional fees	37,018	436
Accrued business tax and others	54,153	65,666
Total	$1,041,290	$1,034,634

NOTE 8 - RELATED PARTY BALANCES AND TRANSACTIONS

The amount due to related party consists of the following:

			As of December 31,
Related Party	Relationship	Nature	2019	2018
Mr. Po Wang Hui	Shareholder and Director	Advance for working capital purposes	$-	$425,435
			$-	$425,435

On December 31, 2019, the Company and Mr. Po Wang Hui entered into an agreement whereby he agreed to forgive the amount of working capital advances of $1,173,849 in full with no recourse. For accounting purposes, the advances forgiven were recorded as a capital contribution to the Company.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

In 2018, the Company has a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Yu Bong Lau, Mr. Po Wang Hui, and Mr. Yu Bun Lau, major shareholders of ILA. Rent expense for each of the years ended December 31, 2019 and 2018 was $46,392.

NOTE 9 - BANK BORROWINGS

On November 3, 2017, the Company obtained credit facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6,000,000 (approximately $769,000) for working capital purposes. The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Hui Po Wang and Mr. Yu Bon Lau (both major shareholders of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

During the years ended December 31, 2019 and 2018, interest expense related to this credit facility was $16,688 and $27,360, respectively.

NOTE 10 - RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right-to-use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain or failure to exercise such option would result in an economic penalty.

The Company has the following operating leases:

•	Real estate leases for its manufacturing factory in the PRC (annual payment of approximately $405,000) that will expire on February 28, 2024 and office parking (annual payment of approximately $15,000) that will expire on November 30, 2020, March 31, 2021 and April 30, 2022, respectively.
•	Office equipment lease (annual payment of approximately $4,400) that will expire on November 8, 2021.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Upon adoption of ASU 2016-02, the Company recognized lease liabilities of approximately $1.7 million, with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using an incremental an borrowing rate of 4.75% to 5.13% based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2020	$389,071
2021	378,836
2022	373,506
2023	373,506
2024	124,502
Total operating lease payments	$1,639,421
Less: imputed interest	(147,612)
Present value of operating lease liabilities	$1,491,809

Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses. Total operating lease expenses were approximately $439,000 and $445,000 for the years ended December 31, 2019 and 2018, respectively.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Leases with an initial expected term of 12 months or less are considered short-term and are not recorded on the Company’s consolidated balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the expected lease term. On January 1, 2020, Kambo Locksets Ltd entered into a 12-month rental agreement with Kambo Security Products Ltd (a company owned by the Company’s major shareholders, Lau Yu Bong, Hui Po Wang and Lau Yu Bun), for office space at a monthly rate of approximately $4,500. Rent expense for this short term lease was $ 46,392 for each of the years ended December 31, 2019 and 2018.

NOTE 11 - FINANCE LEASE LIABILITIES

Since 2017, the Company has a finance lease arrangement for a vehicle (annual payment of approximately $34,000) that will expire on March 31, 2022. The financed lease asset is included in property and equipment, net.

Below are the Company’s finance lease liabilities:

	As of December 31,
	2019	2018
Current finance lease liabilities	$31,977	$30,999
Noncurrent finance lease liabilities	41,345	73,322
Total finance lease liabilities	$73,322	$104,321

The following table sets forth the maturity schedule of the Company’s finance lease liabilities:

For the years ending December 31,	Amount
2020	$33,728
2021	33,728
2022	8,432
Total finance lease payments	75,888
Less: imputed interest	(2,566)
Present value of finance lease liabilities	$73,322

NOTE 12 - INCOME TAXES

Corporate income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiary incorporated in the British Virgin Islands is not subject to taxation.

Hong Kong

The Company’s Hong Kong subsidiaries, including Hing Fat Industrial Limited, Kambo Locksets Limited, Bamberg (HK) Limited and Kambo Hardware Limited, are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2019 and 2018. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

PRC

The Company’s PRC operating subsidiary, Dongguan Xingfa Hardware Products Co., Ltd, is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. All of the tax returns have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

(Loss) before provision for income taxes consisted of:

	For the years ended
	December 31,
	2019	2018
Cayman and BVI	$(417,148)	$(66,395)
Hong Kong	(812,569)	(570,294)
PRC	(48,924)	(772,617)
Total	$(1,278,641)	$(1,409,306)

The Company does not have any provision for income taxes for the years ended December 31, 2019 and 2018.

Significant components of deferred tax assets are as follows:

	As of December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$146,354	$244,663
Total deferred tax assets	146,354	244,663
Deferred tax liabilities:
Depreciation	(12,654)	(19,710)
Total deferred tax liabilities	(12,654)	(19,710)

Total deferred tax assets-net	$133,700	$224,953
Less: valuation allowance	(133,700)	(224,953)
Deferred tax assets, net	-	-

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Future tax benefits which may arise as a result of net operating losses have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. As of December 31, 2019 and 2018, the Company believes it is more likely than not that its PRC and HK subsidiaries will be unable to fully utilize their deferred tax assets related to their net operating loss carryforwards in the PRC and Hong Kong. If the Company is unable to generate taxable income in its PRC and Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $133,700 and $224,953 related to its operations in the PRC and Hong Kong as of December 31, 2019 and 2018, respectively. The valuation allowance decreased by $91,253 during the year ended December 31, 2019 and increased by $224,953 during the year ended December 31, 2018.

Reconciliation of effective income tax rate is as follows:

	For the years ended December 31,
	2019	2018
PRC statutory tax rate	25.0%	25.0%
Effect of tax rate differential (HK)	(5.4)	(3.4)
Effect of non-deductible expenses	(0.1)	(0.1)
Valuation allowance	(19.5)	(21.5)
Effective tax rate	-%	-%

As of December 31, 2019 and 2018, the Company had taxes payable of $26,229 and $13,519, respectively.

Uncertain tax positions

There were no uncertain tax positions as of December 31, 2019 and 2018 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended December 31, 2019 and 2018, the Company did not incur any tax related interest or penalties.

NOTE 13 - EQUITY

The share capital balance as of December 31, 2019 and 2018 represented the issued capital of Intelligent Living Application Group Inc. after the execution of share exchange agreement between ILA and ILA BVI.

NOTE 14 - SUBSEQUENT EVENTS

The spread of the coronavirus (“COVID-19”) around the world has caused significant business disruption during the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could have a material impact on its financial results for the year 2020 and could cause the potential impairment of certain assets.

On April 8, 2020, ILA entered into a share exchange agreement with ILA BVI and the holders of ordinary shares of ILA BVI, pursuant to which ILA would issue 12,990,000 ordinary shares of ILA, par value $0.0001 per share, to the shareholders of ILA BVI, in consideration for the Company’s acquisition of 2,550,000 shares of ILA BVI, which represents all of the issued and outstanding shares of ILA BVI. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

NOTE 15 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (UNAUDITED)

The Company performed a test of its restricted net assets of the consolidated subsidiaries in accordance with the Securities and Exchange Commission’s Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information of the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed statement of financial position of the Company as “Investment in subsidiaries”.

The parent company, ILA, was established on July 17, 2019. It did not have a bank account, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2019. ILA did not have any business activities and did not incur any expense during the year December 31, 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

The following is the condensed parent company balance sheet:

	As of December 31,
	2019	2018
ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	$1,300	$1,300
TOTAL ASSETS	$1,300	$1,300

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$-	$-

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 130,000,000 shares issued and outstanding	1,300	1,300
Additional paid-in capital	-	-
Retained earnings
Accumulated other comprehensive loss	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,300	$1,300

[___] Ordinary Shares

INTELLIGENT LIVING APPLICATION GROUP INC.

Until ●, 2020 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

The date of this prospectus is ●, 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands exempted company.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration
Sharon Pierson	07/17/2019	1		$0.0001
Yu Bong Lau	07/17/2019	1,799 (1)		$0.18
Yu Bun Lau	07/17/2019	1,800 (1)		$0.18
Po Wang Hui	07/17/2019	1,800 (1)		$0.18
Shun Hong Hui	07/17/2019	1,800 (1)		$0.18
Paul Yun Man Ho	07/17/2019	450(2)		$0.045
Chin Yu Choi	07/17/2019	450(2)		$0.045
Shing Hoi Mok Jacky	07/17/2019	450(2)		$0.045
Chung Yin Yip	07/17/2019	450(2)		$0.045
Kam Wah Lee	07/17/2019	400(3)		$0.040
Mang Hon Wong	07/17/2019	300(4)		$0.030
Fung Chau	07/17/2019	300(4)		$0.030
Yu Bong Lau	04/09/2020	2,338,200	$	*
Yu Bun Lau	04/09/2020	2,338,200	$	*
Po Wang Hui	04/09/2020	2,338,200	$	*
Shun Hong Hui	04/09/2020	2,338,200	$	*
Paul Yun Man Ho	04/09/2020	584,550	$	*
Chin Yu Choi	04/09/2020	584,550	$	*
Shing Hoi Mok Jacky	04/09/2020	584,550	$	*
Chung Yin Yip	04/09/2020	584,550	$	*
Kam Wah Lee	04/09/2020	519,600	$	*
Mang Hon Wong	04/09/2020	389,700	$	*
Fung Chau	04/09/2020	389,700	$	*

*as a consideration for the transfer of shares of Intelligent Living Application Group Limited (“ILA BVI”) owned by such shareholder to the Company pursuant to a Share Exchange Agreement dated April 8, 2020. On April 8, 2020, the Company entered into a share exchange agreement with ILA BVI and the holders of ordinary shares of ILA BVI, pursuant to which ILA would issue 12,990,000 ordinary shares of ILA, par value $0.0001 per share, to the shareholders of ILA BVI, in consideration for the Company’s acquisition of 2,550,000 shares of ILA BVI, which represents all of the issued and outstanding shares of ILA BVI.

(1)	90,000,000 shares issued on July 17, 2019 and 89,998,200 shares surrendered for no consideration to the Company on August 14, 2019.
(2)	22,500,000 shares issued on July 17, 2019 and 22,499,550 shares surrendered for no consideration to the Company on August 14, 2019
(3)	20,000,000 shares issued on July 17, 2019 and 19,999,600 shares surrendered for no consideration to the Company on August 14, 2019
(4)	15,000,000 shares issued on July 17, 2019 and 14,999,700 shares surrendered for no consideration to the Company on August 14, 2019

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ITEM 8.  Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement *
3.1	Certificate of Incorporation*
3.2	Memorandum of Association*
3.3	Articles of Association*
4.1	Form of Underwriter’s Warrant*
5.1	Opinion of Conyers Dill & Pearman as to the legality of the shares*
5.2	Opinion of Allbright Law Offices*
10.1	Share Exchange Agreement between the Registrant and shareholders of Intelligent Living Application Group Limited dated on April 8, 2020*
10.2	Employment Agreement by and between the Registrant and Yu Bong Lau dated June 23, 2020*†
10.3	Employment Agreement by and between the Registrant and Yu Bun Lau dated June 23, 2020*†
10.4	Employment Agreement by and between the Registrant and Frederick Wong dated June 23, 2020*†
10.5	Employment Agreement by and between the Registrant and Wynn Hui dated June 23, 2020*†
10.6	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant*†
10.7	Form of Independent Director Agreement by and between the Registrant and independent directors of the Registrant*†
21.1	List of subsidiaries of the Registrant
23.1	Consent of Wei, Wei & Co., LLP*
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1) *
23.3	Consent of Allbright Law Offices (included in Exhibit 5.2)*
24.1	Power of Attorney (included on the signature page of this Registration Statement)

* To be filed by amendment † Management contract or compensatory arrangement

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ITEM 9.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5)(ii) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

132

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

133

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong SAR, on [__], 2020.

INTELLIGENT LIVING APPLICATION GROUP INC.

By:	/s/ Bong Lau
Name:	Bong Lau
Title:	Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of Intelligent Living Application Group Inc. hereby constitutes and appoints Bong Lau and Bun Lau or either of them individually, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this Registration Statement on Form F-1 of Intelligent Living Application Group Inc. and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Bong Lau	Chief Executive Officer and Director	[__], 2020
Bong Lau	(Principal Executive Officer)

/s/ Frederick Wong	Chief Financial Officer	[__], 2020
Frederick Wong	(Principal Financial Officer and Principal Accounting Officer)

/s/ Bun Lau	Chief Operation Officer and Director	[__], 2020
Bun Lau

/s/ Wynn Hui	Chief Technical Officer and Director	[__], 2020
Wynn Hui

/s/ Errol Hui	Vice President of Engineering and Director	[__], 2020
Errol Hui

/s/ Monique Ho	Director	[__], 2020
Monique Ho

/s/ Jochem Koehler	Director	[__], 2020
Jochem Koehler

/s/ Kevin Wai	Director	[__], 2020
Kevin Wai

/s/ Carina Chui	Director	[__], 2020
Carina Chui

134

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Intelligent Living Application Group Inc. has signed this registration statement on the [__] day of [    ], 2020.

Cogency Global Inc. /s/ [NAME]
Name: [NAME] Title: [insert]

135